SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                    FORM 10/A

                (Amendment No. 2 to Form 10 filed April 30, 2003)
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                    (Exact name of registrant as specified in
                       its limited partnership agreement)



       New York                                                03-0407557
------------------------------                         -----------------------
(State or other jurisdiction                               (I. R. S. Employer
of incorporation or organization)                          Identification No.)


399 Park Avenue-7th floor
New York, New York                                               10022
-------------------------------                                  -----
(Address of principal executive                               (Zip Code)
offices)

Registrant's telephone number,
including area code                                          212-559-2011
                                                            ------------

Securities to be registered pursuant to Section 12(b) of the Act:


         Title of each class                           Name of each exchange on
         to be so registered                           which each class is to be
                                                       registered


Securities to be registered pursuant to Section 12(g) of the Act:

                      Units of Limited Partnership Interest
                                (Title of Class)

         Item 1.  Business

     (a) General development of business. Salomon Smith Barney AAA Energy Fund L.P. II (the "Partnership") is a limited partnership which was organized on March 25, 2002 under the partnership laws of the State of New York. The objective of the Partnership is to achieve capital appreciation through speculative trading, directly or indirectly, in commodity interests generally including commodity futures contracts and commodity option contracts on United States exchanges and certain foreign exchanges as well as forward, spot and swap contracts (collectively, "Commodity Interests"). The Partnership is not registered under the Investment Company Act of 1940 as a mutual fund or otherwise.

     The Partnership pursues its objective by investing substantially all of its assets in SB AAA Master Fund LLC (the "Master Fund"), a limited liability company organized on August 17, 2001 under the laws of the State of New York. The Partnership does not currently trade Commodity Interests directly. The Master Fund was organized to permit accounts managed by AAA Capital Management, Inc. (the "Advisor" or "AAA"), the Partnership's advisor, that use the same program to invest together in one trading vehicle. Citigroup Managed Futures LLC, formerly known as Smith Barney Futures Management LLC, a Delaware limited liability company, is the Partnership's general partner and commodity pool operator and is the managing member of the Master Fund (the "General Partner"). Other pools operated by the General Partner and managed by AAA, including the Partnership, are non-managing members of the Master Fund. At June 30, 2003, net assets of the Master Fund totaled $281,329,159 and the Partnership owned 41.0% of the Master Fund. It is the Partnership's intention to continue to invest substantially all of its assets in the Master Fund. The performance of the Partnership, therefore, is directly affected by the performance of the Master Fund.

     The Master Fund may trade Commodity Interests of any kind, but focuses on energy and energy related products, as well as the Goldman Sachs Commodity Index (an index future comprised of energy and other products), which is traded on the Chicago Mercantile Exchange. In addition, the advisor of the Partnership is authorized to trade forward contracts on behalf of the Partnership, but does not currently intend to do so (certain swaps that the advisor trades are, however, the substantial economic equivalent of forward contracts).

     During the initial offering period (May 31, 2002 to July 1, 2002), the Partnership sold 94,923 Units of Limited Partnership Interest ("Units") at $1,000 per Unit. In addition, the General Partner and David J. Vogel, as the initial limited partner, each contributed $1,000 to the Partnership for one Unit of partnership interest. The Partnership commenced its operations on July 1, 2002. No securities which represent an equity interest or any other interest in the Partnership trade on any public market. The Partnership is authorized to sell 150,000 Units. Sales and redemptions of Units and general partner contributions and redemptions for the six months ended June 30, 2003 and the six months ended December 31, 2002 are reported in the Statement of Partners' Capital under "Item 13. Financial Statements and Supplementary Data". A total of 146,827.0118 Units have been sold as of June 30, 2003. On June 30, 2003, the Net Asset Value per Unit was $844.99.

     Citigroup Global Markets Inc. ("CGM"), formerly known as Salomon Smith Barney Inc., acts as the Partnership's and the Master Fund's commodity broker, pursuant to customer agreements with CGM, dated as of May 31, 2002, (the "Partnership Customer Agreement") and August 23, 2001 (the "Master Fund Customer Agreement"), respectively. The Partnership Customer Agreement is attached as
Exhibit 10.2 hereto.  The Master Fund Customer  Agreement is attached  hereto as
Exhibit 10.3. The Master Fund Customer Agreement is materially identical to the Partnership Customer Agreement, except that (i) brokerage commissions for transactions undertaken in the Master Fund and allocable to the Partnership will be paid by the Partnership at rates set forth in the Partnership Customer Agreement and (ii) CGM will pay interest on 80% of the Partnership's allocable portion of the Master Fund's average daily equity maintained in cash at a 30-day U.S. Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days. CGM may continue to maintain the Master Fund's assets in cash and/or place up to all of the Master Fund's assets in 90-day Treasury bills and pay the Partnership its allocable share of 80% of the interest earned on the Treasury bills purchased. CGM is also the Partnership's selling agent pursuant to an agency agreement dated as of May 31, 2002, attached hereto as Exhibit 10.4.

     The General Partner is the surviving company of a merger that occurred on August 2, 1993 merging three commodity pool operators: Smith Barney Futures Partners, Inc., Lehman Brothers Capital Management Corp. and Hutton Commodity Management Inc. The General Partner changed its form of organization from a corporation to a Delaware limited liability company effective October 1, 1999. The General Partner is registered as a commodity pool operator and commodity trading advisor with the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Futures Association (the "NFA") under the registration and memberships of Smith Barney Futures Partners, Inc., which became registered with the CFTC as a commodity pool operator and a member of the NFA on September 2, 1986. Registration as a commodity pool operator or as a commodity trading advisor requires annual filings setting forth the organization and identity of the management and controlling persons of the commodity pool operator or commodity trading advisor. In addition, the Partnership's monthly account statements and audited annual reports are distributed to each limited partner in accordance with CFTC regulations 4.22(a), (b) and (c). Limited partners of the Partnership are permitted to review the Partnership's and the General Partner's CFTC filings at the General Partner's offices. In addition, the CFTC has authority under the Commodity Exchange Act (the "CEA") to require and review books and records of, and review documents prepared by, a commodity pool operator or a commodity trading advisor. The CFTC has adopted regulations which impose certain disclosure, reporting and record-keeping requirements on commodity pool operators and commodity trading advisors. The CFTC is authorized to suspend a person's registration as a commodity pool operator or commodity trading advisor if the CFTC finds that such person's trading practices tend to disrupt orderly market conditions, that any controlling person thereof is subject to an order of the CFTC denying such person trading privileges on any exchange, and in certain other circumstances. The NFA is a self regulatory organization that regulates firms and individuals that conduct futures trading business with public customers.

     The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMH"), formerly known as Salomon Smith Barney Holdings, Inc., which is also the sole owner of CGM. CGMH is itself a wholly owned subsidiary of Citigroup Inc. ("Citigroup"), a publicly held company whose shares are listed on the New York Stock Exchange and which is engaged in various financial services and other businesses.

     Under the limited partnership agreement of the Partnership, dated as of March 25, 2003, (the "Limited Partnership Agreement"), the General Partner has sole responsibility for the administration of the business and affairs of the Partnership, but may delegate trading discretion to one or more trading advisors. The Partnership pays the General Partner a monthly administrative fee in return for its services to the Partnership equal to 1/12 of 1/2% (1/2% per year) of month-end adjusted Net Assets (defined below) of the Partnership. This fee may be increased or decreased at the discretion of the General Partner.

     The General Partner currently has an advisory agreement, dated as of May 31, 2002 (the "Advisory Agreement"), attached as Exhibit 10.1 hereto, in effect with AAA Capital Management, Inc. (the "Advisor" or "AAA"), pursuant to which the Advisor manages the Partnership's assets. The Partnership pays the Advisor a monthly management fee equal to 1/6 of 1% (2% per year) of the adjusted month-end Net Assets of the Partnership. The Advisor also receives an annual profit share allocation equal to 20% of new trading profits in the form of
Units. Pursuant to the express terms of the Advisory Agreement, the Advisor is considered to be an independent contractor of the Partnership, notwithstanding the fact that the sole trading principal of AAA, Mr. Anthony Annunziato, is an employee of CGM. The Advisor has managed the Partnership's assets since the Partnership's commencement of operations. AAA also acts as trading advisor to the Master Fund. AAA trades its Energy with Swaps Program on behalf of the Master Fund. The General Partner selected the Advisor on the basis of the trading strategies employed by the sole trading principal of the Advisor, Mr. A. Anthony Annunziato, as well as the Mr. Annunziato's previous background and experience in commodity trading. The General Partner may, in its discretion, select and appoint additional or replacement trading advisors for the Partnership and the Master Fund.

Competition

The Partnership operates in a competitive environment, in which it faces several forms of competition, including, without limitation:

The Partnership operates in a competitive environment in which it faces several forms of competition, including, without limitation:

o    The Partnership competes with other pools for investors.

o The Advisor may compete with other traders in the markets in establishing or liquidating positions on behalf of the Partnership.

o The Partnership competes with other individual and pooled accounts traded by the Advisor in entering into and liquidating contracts for the Partnership. When similar orders are entered at the same time, the prices at which the Partnership's trades are filled may be less favorable than the prices allocated to the other accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

Conflicts of Interest

     Other than as described below, neither the Advisor, the General Partner, CGM nor any of their principals have any actual or potential conflicts of interest in their relationship with the Partnership. The Partnership's offering memorandum and Limited Partnership Agreement disclosed these conflicts and limited partners acknowledged and consented to them at the time their investments were made.

(1)  Relationship among the Partnership, the General Partner and CGM
     The General Partner is an affiliate of CGM, the commodity broker and selling agent for the Partnership. As a result of this affiliation, the following conflicts arise:

o The affiliation between the General Partner and CGM creates a potential conflict in that fees paid to CGM have not been set by "arm's length" negotiation and the General Partner has no incentive to replace CGM as commodity broker of the Partnership or the Master Fund.

o The General Partner selects the advisor(s) to the Partnership and allocates Partnership assets among them. The General Partner may have a conflict of interest between selecting or allocating assets to advisor(s) that will trade in the best interests of the Partnership and selecting or allocating assets to advisor(s) that will generate a large number of trades and therefore large amounts of commissions to benefit CGM.

o The General Partner, in its discretion, will determine whether any distributions are made. To the extent that profits are retained by the Partnership rather than distributed, the amount of funds in accounts at banks that extend overdraft privileges to CGM will be greater. In addition, to the extent that profits are retained by the Partnership, net assets and therefore, the amount of advisory fees paid to the advisor, whose trading principal is employed by CGM, will be greater.

o A limited partner's financial consultant has a financial incentive to recommend that it purchase and not redeem Units even when it is not in its best interest to remain invested in the Partnership because he or she will receive ongoing compensation for providing service to the limited partner's account.

     Notwithstanding the potential conflicts of interest resulting from these multiple relationships, the Limited Partnership Agreement specifically permits the General Partner to enter into contracts on behalf of the Partnership with or for the benefit of the General Partner and its affiliates, including CGM and the Advisor. Such contracts include the Partnership Customer Agreement with respect to brokerage services entered into by the Partnership and CGM and the Advisory Agreement.

(2)  Relationship among the General Partner, CGM and A. Anthony Annunziato

o A. Anthony Annunziato, the sole trading principal of AAA is an employee of CGM and earns brokerage income in connection with his employment. However, Mr. Annunziato does not share in the brokerage commissions generated by the Partnership, except that CGM will credit Mr. Annunziato with a portion of the brokerage commissions attributable to the Units that he or the Advisor owns in the Partnership, if any.

o The manager of the CGM Houston branch office receives compensation based on the profits of that office. Those profits include a portion of the commissions generated by the Partnership and other accounts managed by Mr. Annunziato.

o AAA receives office space, research and analysis, and other benefits and services from CGM which provide assistance to AAA in making investment decisions. AAA may have an incentive to generate brokerage commissions for CGM to cover the costs of providing these benefits. However, AAA's goal is and will remain to trade profitably for the Partnership, and it receives its compensation from the Partnership through its management fee and profit share allocation.

(3)  Accounts of CGM, the General Partner and their Affiliates

     CGM, the General Partner, and its officers, directors and employees may trade in commodity contracts for their own accounts. CGM is a futures commission merchant and effects transactions in commodity contracts for its customers. The General Partner over the last five years has sponsored and established over 30 commodity pools and may sponsor or establish other commodity pools. As of August 31, 2003, the General Partner acted as general partner or trading manager to 23 active, public, private and offshore pools with assets of approximately $1.7 billion and may operate additional commodity pools in the future. The General Partner will not knowingly or deliberately favor any such pools over the Partnership in its dealings on behalf of such pools. Nevertheless, possible conflicts that arise from trading these accounts include:

o CGM, as the Master Fund's broker, could effect transactions for the Master Fund in which the other parties to the transactions are its officers, directors or employees or its customers, including other funds sponsored by the General Partner.

o These persons might unknowingly compete with the Master Fund in entering into contracts.

     The records of any such trading will not be available for inspection by limited partners. Neither will the General Partner have access to such records, except for those of accounts that it operates or manages. CFTC regulations require that CGM transmit to the floor each futures or options order received for customers executable at or near the market price before any competing order for any of its own proprietary accounts, which may at times include the Master Fund. Transactions in forward, spot and swap contracts are not governed by any similar regulations.

(4)  Accounts of the Advisor and its Affiliates

     The Advisor manages and operates the accounts of clients other than the Partnership and the Master Fund, including other commodity pools, and intends to manage and operate other accounts in the future. The Advisor currently advises other pools operated by the General Partner. In addition, the Advisor, its principals and affiliates trade for their own accounts. Conflicts that arise from this trading include:

o The Advisor or its principals or affiliates may sometimes take positions in their proprietary accounts that are opposite or ahead of the Master Fund. Trading ahead of the Master Fund presents a conflict because the trade first executed may receive a more favorable price than the same trade later executed for the Master Fund.

o The Advisor may have financial incentives to favor other accounts over the Partnership because of differing fee structures. The Advisor currently does not, but may in the future, trade other client accounts that pay higher advisory fees than the Partnership.

o Other individual and pooled accounts traded by the Advisor will compete with the Master Fund in entering into and liquidating contracts for the Master Fund. When similar orders are entered at the same time, the prices at which the Master Fund's trades are filled may be less favorable than the prices allocated to the other accounts, among other reasons, because orders for proprietary accounts must be executed after identical orders for client accounts entered at the same time, and accounts of the Partnership and the Master Fund at CGM may be considered proprietary accounts. Some orders may be difficult or impossible to execute in markets with limited liquidity where prices may rise or fall sharply in response to orders entered. Furthermore, if the price of a futures contract has moved to and is locked at its permitted one-day price move limit, the Advisor may be unable to liquidate winning or losing positions without incurring additional losses. The Advisor is required to use an allocation methodology that is fair to all of its customers. The Advisor attempts to minimize the impact of different prices received on orders.

o The Advisor may be required to revise trading orders as a result of the aggregation for speculative position limit purposes of all accounts traded, owned or controlled by the Advisor. The more assets the Advisor has under management, the more likely the Advisor is to be constrained by position limits. In this event, the Advisor will modify its orders in a manner that will not disproportionately affect the Partnership.

     Limited partners do not have access to the trading records of the other accounts managed by the Advisor through CGM. The General Partner, however, does have access to such trading accounts managed by the Advisor.

(5)  Activities of AAA Capital Management's Non-Trading Principals

    Certain non-trading principals of AAA are floor brokers on the New York Mercantile Exchange ("NYMEX"), the principal futures exchange for the trading of crude oil and other energy products. AAA may have a conflict of interest between its duty to trade Master Fund assets in the best interest of the Master Fund and its interest in generating brokerage income for these principals by executing the Master Fund's trades through such principals.

(6)  Other Activities of CGM

     CGM maintains a commodity research department that makes trading recommendations on a daily basis. These trading recommendations may include transactions that are similar or opposed to transactions of the Master Fund. The trading records of such recommendations will not be made available to limited partners.

Trading Program

     The Advisor trades the Master Fund's, and thereby, the Partnership's, assets in accordance with its Energy with Swaps Program. The Master Fund currently trades energy futures contracts and options on energy futures contracts on domestic and international exchanges, as well as on the Goldman Sachs Commodity Index (an index future comprised of energy and other products) traded on the Chicago Mercantile Exchange. The Master Fund also currently engages in swap transactions involving crude oil and other energy related products. References herein to energy and energy related products include all of the foregoing.

     The Master Fund contracts with Citibank N.A. and/or one of its affiliates and certain other unaffiliated counterparties on a principal basis, for swap transactions. The General Partner, as managing member of the Master Fund, attempts to reduce the Master Fund's counterparty risk by permitting it to contract only with those counterparties that the General Partner reasonably believes to be well-capitalized at the time the Master Fund enters into the contracts. Swaps are privately negotiated transactions and are generally quoted and executed without the addition of a commission. The Partnership will pay CGM brokerage commissions on a futures equivalent basis for swap transactions entered on its behalf.

     The Advisor generally bases its trading decisions on "fundamental" factors, namely supply and demand for a particular group or type of commodity. The Advisor attempts to buy undervalued commodities and sell overvalued commodities, often--but not always--simultaneously. The Advisor uses options to attempt either to reduce or define risks.

     The Advisor is aware of price trends but does not trade upon trends. The Advisor often takes profits in positions with specific trends even though that trend may still be intact or perhaps even strong. The Advisor occasionally establishes positions that are countertrend.

     Effective risk management is a crucial aspect of this trading program. Account size, expectation, volatility of the market traded and the nature of other positions taken are all factors in determining the amount of equity committed to each trade. The Master Fund's account has been and is expected to continue to be the Advisor's largest account. When the volume of buy and sell orders in a market is small relative to the size of an order that the Advisor wants to execute for the Master Fund, it is more difficult to execute the order at the desired price or to quickly exit a losing position.

     The trading strategy followed by the Advisor does not assure successful trading. Investment decisions made in accordance with this strategy are based on an assessment of available facts. However, because of the large quantity of facts at hand, the number of available facts that may be overlooked and the variables that may shift, any investment decision must, in the final analysis, be based on the judgment of the Advisor.

     The decision by the Advisor not to trade certain markets or not to make certain trades may result at times in missing price moves and hence profits of great magnitude, which other trading managers who are willing to trade these commodities may be able to capture. The Advisor's approach is dependent in part on the existence of certain fundamental indicators. Such fundamental factors include, without limitation, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. There have been periods in the past when there were no such market indicators, and those periods may recur.

     The success of the Advisor depends to a great extent upon the occurrence of market conditions favorable to the Advisor's trading strategy. Factors such as increased governmental control of, or participation in, the markets, may reduce the Advisor's ability to trade profitably in the future.

     The specific trading methods underlying the Advisor's strategy are proprietary and confidential. The foregoing description is of necessity general and is not intended to be exhaustive. Limited partners of the Partnership will not be able to determine the full details of those methods, or whether those methods are being followed. There can be no assurance that any trading strategy of the Advisor will produce profitable results or will not result in losses.

Additional Information About the Partnership

     The Partnership is a continuously and privately offered single-advisor pool, as those terms are defined in Part 4 of the CFTC regulations.

Fees and Expenses

     Based on $113 million in net assets (the approximate size of the Partnership as of June 30, 2003), an investment of $25,000 (the current minimum investment) must earn profits of $2,613.28 in order to "break-even" at the end of one year of trading. At a Partnership size of $150 million in net assets (based upon the maximum number of Units the Partnership is currently offering), an investment of $25,000 must earn profits of $2,605.97 in order to "break-even" at the end of one year of trading. The estimated fees and expenses that determine these amounts have been calculated in the sequence used by the Partnership. Therefore, each item of expense and the related percentage of the minimum investment amount, reflects the Partnership's effective cost structure.

                                                   Estimated Partnership Size
                                           $113,000,000             $150,000,000
         Minimum Investment Amount            $25,000                    $25,000

                                      Dollar Amount  Percentage     Dollar Amount Percentage
Advisor's Management Fee (1)          $     459.21     1.84%          $    459.36     1.84%
Brokerage Fees                        $   1,890.00     7.56%          $  1,890.00     7.56%
Transaction Fees                      $     311.85     1.25%          $    311.85     1.25%
General Partner Administrative Fee    $     114.80     0.46%          $    114.84     0.46%
Operating Expenses                    $      27.50     0.11%          $     20.00     0.08%
                                         ---------    -----              --------    -----
          Total Fees                  $   2,803.36    11.22%          $  2,796.05    11.19%
Interest Income                           ($190.08)   (0.76%)            ($190.08)   (0.76%)
                                         ---------    -----              --------    -----

Amount of Trading Income Required for the
   Partnership's Net Asset Value per Unit
   at the End of One Year to Equal the
   Minimum Investment Amount.............. $2,613.28                       $2,605.97
                                            =========                      =========
Percentage of Minimum Investment Amount...            10.46%                         10.43%
                                                      ======                        ======

(1) Because the management fee is based on net assets (assets as reduced by brokerage charges accrued and other liabilities of the Partnership), the management fee does not equal exactly 2% of the minimum investment amount. The Advisor's profit share has not been included in the computation of break-even point per minimum investment amount since it is allocated, if at all, after the deduction of all of the Partnership's expenses each year.

     The Partnership pays the Advisor a monthly management fee at an annual rate of 2% of adjusted net assets allocated to the Advisor (computed monthly by multiplying the adjusted net assets of the Partnership as of the last business day of each month by 2% and multiplying the result thereof by the ratio which the total number of calendar days in that month bears to 365 days). For purposes of calculating the management fee, adjusted net assets are "net assets" increased by the current month's profit share allocation accrual, the general partner's administrative fee and any redemptions or distributions as of the end of such month.

     The Advisor is also entitled to receive an annual profit share allocation in Units of 20% of new trading profits. New trading profits are defined as the excess, if any, of net assets managed by the Advisor at the end of the fiscal year over net assets managed by the Advisor at the end of the highest previous fiscal year or net assets allocated to the Advisor at the date trading commences, whichever is higher. For purposes of determining new trading profits, net assets are further adjusted to eliminate the effect on net assets resulting from new capital contributions, redemptions, reallocations or capital distributions, if any, made during the fiscal year decreased by interest or
other  income,  not  directly  related  to  trading  activity,   earned  on  the
Partnership's assets during the fiscal year, whether the assets are held separately or in margin accounts. The first profit share allocation was made at the end of the first calendar year of trading, which allocation was based on new trading profits earned from the commencement of trading operations by the Partnership through the end of the first calendar year. Interest income earned, if any, will not be taken into account in computing new trading profits earned by the Advisor.

     The Partnership pays CGM a brokerage fee equal to $18 per round-turn on futures transactions, an equivalent amount for swaps and $9 per side on options transactions. Brokerage fees are inclusive of applicable floor brokerage. In addition, the Partnership pays all fees that are incurred on a per transaction basis on its behalf, including exchange, give-up, clearing, user and NFA fees. Brokerage fees are based upon the Advisor's historical round turn trading transactions multiplied by the Partnership's applicable brokerage rates. The amount of transactions and the fees for such transactions used in determining the transaction fees for the break-even table are also based on historical trading.

     The Partnership pays the General Partner an administrative fee equal to 0.5% of adjusted net assets per year, payable monthly. For purposes of calculating the administrative fee, adjusted net assets are net assets increased by the current month's profit share allocation accrual and any redemptions or distributions as of the end of such month.

     CGM initially paid all of the offering and organizational expenses related to the initial offering which are estimated at $50,000. The Partnership reimbursed CGM for such expenses, plus interest at the prime rate quoted by JPMorgan Chase Bank, over the first 12 months of trading.

     The Partnership pays its ongoing legal, accounting, filing and reporting fees as well as the expenses of its ongoing offering of units. These expenses are estimated at $125,000 per year, depending on the number of Units sold. The Partnership also pays any extraordinary expenses incurred.

     Interest income to be paid by CGM was estimated at an annual rate of 0.99% on 80% of the Partnership's net assets maintained in cash.

ERISA Considerations

     The Units in the Partnership which are offered may be purchased by "employee benefit plans" as defined in the Employee Retirement Income Security Act of 1974 ("ERISA") and/or "plans" as defined in Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"). "Employee benefit plans" and "plans" are referred to below as "Plans", and fiduciaries with investment discretion are referred to as "Plan Fiduciaries". Plans include, for example, corporate pension and profit sharing plans, 401(k) plans, "simplified employee pension plans", Keogh plans for self-employed persons and IRAs.

     Each Plan Fiduciary must consider the facts and circumstances that are relevant to an investment in the Partnership, including the role that an investment in the Partnership would play in the Plan's overall investment portfolio. Each Plan Fiduciary, before deciding to invest in the Partnership, must be satisfied that the investment is prudent for the Plan, that the investments of the Plan are diversified so as to minimize the risk of large losses and that an investment in the Partnership complies with the terms of the Plan.

     Each limited partner will be furnished with monthly statements and annual reports which include the Net Asset Value per Unit. The General Partner believes that these statements will be sufficient to permit Plan Fiduciaries to provide an annual valuation of Plan investments as required by ERISA; however, Plan Fiduciaries have the ultimate responsibility for providing such valuation. Accordingly, Plan Fiduciaries should consult with their attorneys or other advisors regarding their obligations under ERISA with respect to making such valuations.

     Plan Fiduciaries should understand the potentially illiquid nature of an investment in the Partnership and that a secondary market does not exist for Units. Accordingly, Plan Fiduciaries should review both anticipated and unanticipated liquidity needs for their respective plans, particularly those for a participant's termination of employment, retirement, death, disability or Plan termination. Plan Fiduciaries should be aware that distributions to participants may be required to commence in the year after the participant attains the age 70-1/2.

     The Advisor will not participate in any way in the decision by any particular Plan to invest in the Partnership, including any determination with respect to fees and expenses to be paid by the Partnership.

     A regulation issued under ERISA (the "ERISA Regulation") contains rules for determining when an investment by a Plan in an equity interest of a limited partnership will result in the underlying assets of the partnership being assets of the Plan for purposes of ERISA and Section 4975 of the Code (i.e., "plan assets"). Those rules provide that assets of a limited partnership will not be plan assets of a Plan that purchases an equity interest in the partnership if:
(a) the equity interest is a "publicly offered" security or a security issued by an investment company registered under the Investment Company Act of 1940, (b) the entity is an "operating company", or (c) equity participation by benefit plans is not "significant".

     The Units will not be deemed to be "publicly offered" securities for purposes of the ERISA Regulation. In addition, the Partnership is not an "operating company" within the meaning of the ERISA Regulation. The final exception to the "plan assets" rule is for investment in entities in which there is not "significant" investment by "benefit plan investors". "Benefit plan investors" include employee-benefit plans subject to ERISA as well as plans not subject to ERISA, such as governmental plans, foreign plans and IRAs. Investment by benefit plan investors is not "significant" as defined in the ERISA Regulation, if the aggregate investment by benefit plan investors in each class of securities of the investment entity is less than 25%. Determinations of the percentage of participation by benefit plan investors must be made after each investment. Investments held by the investment entity's managers, investment advisors and their affiliates must be disregarded in calculating the percentage.

     The Partnership intends to qualify under the "significant participation" exception in the ERISA Regulation by monitoring the percentage investment by benefit plan investors and maintaining it below 25%. In order to accomplish this, the subscription agreement of the Partnership, attached as Exhibit 10.5 hereto, requires that a benefit plan investor may be required to redeem its Units upon notice from the General Partner.

     In the unlikely event that the Partnership were deemed to hold plan assets, prohibited transactions could arise under ERISA and Section 4975 of the Code. In addition, investment by a fiduciary of an employee-benefit plan could be deemed an improper delegation of investment authority, and the fiduciary could be liable, either directly or under the co-fiduciary rules of ERISA, for the acts of the General Partner. Additional issues relating to "plan assets" and "prohibited transactions" under ERISA and Section 4975 of the Code could arise by virtue of the General Partner's ownership of Units in the Partnership and the possible relationship between an affiliate of the General Partner and any employee-benefit plan that may purchase Units. Further, certain transactions between the Partnership and the General Partner and certain affiliates of the General Partner could be prohibited transactions.

     It should be noted that even if the Partnership's assets are not deemed to be plan assets, the Department of Labor has stated in Interpretive Bulletin 75-2 (29 C.F.R. ss.2509.75-2, as amended by the ERISA Regulation) that it would consider a fiduciary who makes or retains an investment in a fund for the purpose of avoiding application of the fiduciary responsibility provisions of ERISA to be in contravention of the fiduciary provisions of ERISA. The Department of Labor has indicated further that if a plan invests in or retains its investment in a fund and as part of the arrangement it is expected that the fund will enter into a transaction with a party in interest to the plan (within the meaning of ERISA) which involves a direct or indirect transfer to or use by the party in interest of any assets of the plan, the plan's investment in the fund would be a prohibited transaction under ERISA.

     In general, Units may not be purchased with the assets of a Plan if the General Partner, commodity broker, Advisor or any of their affiliates or employees either: (a) exercise any discretionary authority or discretionary control respecting management of the Plan; (b) exercise any authority or control respecting management or disposition of the assets of the Plan; (c) render investment advice for a fee or other compensation, direct or indirect, with respect to any moneys or other property of the Plan; (d) have any authority or responsibility to render investment advice with respect to any moneys or other property of the Plan; or (e) have any discretionary authority or discretionary responsibility in the administration of the Plan. In order to comply with these prohibitions, a Plan Fiduciary must represent that one of the following is true:

(1)......Neither CGM nor any of its employees or affiliates (a) manages any part of the Plan's investment portfolio or (b) has an agreement or understanding with the Plan Fiduciary where CGM or any of its employees or affiliates regularly provides the Plan Fiduciary with individualized information, recommendations or advice used as a primary basis for the Plan's investment decisions.

(2)......A relationship  described in (1) above applies to only a portion of the
     Plan's assets, and the Plan Fiduciary will invest in the Partnership only from the portion of the Plan's as to which no such relationship exists.

     (b) Financial information about industry segments. The Partnership's business consists of only one segment, speculative trading of commodity interests including commodity options, commodity futures contracts and swap contracts, with an emphasis on energy and energy related products. The Partnership does not engage in sales of goods or services. The Partnership's net income from operations for the six months ended June 30, 2003 and the six months ended December 31, 2002 (the period from July 1, 2002 (commencement of trading) to December 31, 2002) is set forth under "Item 2. Financial Information". The Partnership's capital as of June 30, 2003 and December 31, 2002 was $112,854,398 and $126,845,282, respectively.

(c) Narrative description of business.

See  Paragraphs (a) and (b) above.

(i)  through (x) - not applicable.
(xi) through (xii) - not applicable.

(xiii) - The Partnership has no employees. The directors and officers of the General Partner and the Advisor are listed in "Item 5. Directors and Executive Officers".

(d) Financial information about geographic areas. The Partnership does not engage in sales of goods or services or own any long lived assets, and therefore this item is not applicable.

(e) Not applicable.

(f) Not applicable.

(g) Not applicable.

                         Item 2. Financial Information.

     (a) Selected Financial Data. The Partnership commenced trading operations on July 1, 2002. Realized gains on closed positions from the Master Fund, change in unrealized gains (losses) on open positions from the Master Fund, interest income, net income (loss) and increase (decrease) in Net Asset Value per Unit for the six month period ended June 30, 2003 and the period from July 1, 2002 (commencement of trading) to December 31, 2002 and total assets at December 31, 2002 were as follows:

                                     Six Months ended
                                     June 30, 2003          2002
                                      (unaudited)

Realized and unrealized trading
gains (losses), net of brokerage commissions
and clearing fees of $4,176,750
and $5,422,049, respectively          $ (31,282,684)   $  12,768,205
Interest income                       $     553,820    $     701,979
                                      -------------    -------------
                                      $ (30,728,864)   $  13,470,184
                                      =============    =============
Net Income (loss) before Special
Allocation to Advisor                 $ (32,154,184)   $  11,945,991
                                      =============    =============
Allocation to the Special
Limited Partner*                               --      $   2,240,668
                                                       -------------
Net  Income  (loss)  available
for  pro  rata  distribution
to partners                           $ (32,154,184)   $   9,705,323
                                      =============    =============

Increase (decrease) in net
asset value per unit                  $     (233.67)   $       80.92
                                      =============    =============

Total assets                          $ 113,378,309    $ 130,433,981
                                      =============    =============


*Allocation to the Special Limited
Partner, if any, is made annually based on net profits as of the year end.

Past performance is not necessarily indicative of future performance and the Partnership's level of future performance cannot be predicted.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations

     (1) Liquidity. The Partnership does not engage in sales of goods or services. Its only assets are its investment in the Master Fund, cash and interest receivable. The Master Fund does not engage in the sale of goods or services. Its only assets are its (i) equity in its commodity futures trading account, consisting of cash and cash equivalents, net unrealized appreciation (depreciation) on open futures contracts and interest receivable, and (ii) collateral in the form of cash deposited with its swaps counterparties. Because of the low margin deposits normally required in commodity futures trading, relatively small price movements may result in substantial losses to the Partnership, through its investment in the Master Fund. Such substantial losses could lead to a material loss in liquidity. During the six months ended June 30, 2003, the Master Fund and, therefore, the Partnership, experienced a cumulative loss of approximately 22%. In the first quarter of 2003, the Master Fund, and, therefore, the Partnership, experienced a cumulative loss of 25%. These losses were primarily attributable to extraordinary price activity during the first quarter of 2003 in U.S. natural gas and crude oil markets which led to losses in the Master Fund's energy market positions.

     In February, the Master Fund had a short position in the April natural gas futures contract as a partial offset to an overall long position in delivery months later in the year in the same contract. During the last week of February 2003, natural gas prices rose sharply reflecting relatively high short-term demand in the eastern and mid-continental United States along with a reduced ability of natural gas suppliers to deliver natural gas from storage due to low storage inventories. Volatility in the natural gas markets was exacerbated during that period as the markets became relatively illiquid when many traders stayed out of the market to wait for the volatility to pass. The April natural gas futures contract experienced an upward increase in price of over 50% in two days and related cash market prices experienced a 300% increase in price. Deferred delivery months in the natural gas futures contract did not experience comparable price increases. The spread between the price of the April contract and those of the deferred months changed suddenly and unexpectedly. Such extreme moves generally happen only in exceptionally rare circumstances and can lead to illiquid market conditions. In March 2003, volatility struck the crude oil market and the Master Fund, and, therefore, the Partnership, again experienced losses as prices for crude oil dropped over $8.00 per barrel, or 21%, in the course of a week. The Master Fund's liquidity was not hindered as a result of these market movements as the Master Fund had adequate cash reserves to absorb market volatility and to meet redemption requests during that period.

     To minimize the risk relating to low margin deposits, the Master Fund follows certain trading policies, including:

     (i) The Master Fund invests its assets only in Commodity Interests that the Advisor believes are traded in sufficient volume to permit ease of taking and liquidating positions.

     (ii) The Advisor will not initiate additional positions in any commodity if these positions would result in aggregate positions requiring margin of more than 66 2/3% of the Fund's net assets allocated to the Advisor. Historically, between 10% and 30% of the Master Fund's assets have been committed to margin by the Advisor.

    (iii) The Master Fund may occasionally accept delivery of a commodity. Unless such delivery is disposed of promptly by retendering the warehouse receipt representing the delivery to the appropriate clearinghouse, the physical commodity position is fully hedged.

     (iv) The Master Fund does not employ the trading technique commonly known as "pyramiding", in which the speculator uses unrealized profits on existing positions as margin for the purchases or sale of additional positions in the same or related commodities.

     (v)  The  Master  Fund  does  not  utilize   borrowings  except  short-term
borrowings if the Master Fund takes delivery of any cash commodities.

     (vi) The Advisor may, from time to time, employ trading strategies such as spreads or straddles on behalf of the Master Fund. The term "spread" or
"straddle"   describes  a  commodity  futures  trading  strategy  involving  the simultaneous holding of futures contracts on the same commodity involving different delivery dates or markets and in which the trader expects to earn a profit from a widening or narrowing of the difference between the prices of the two contracts.

     (vii) The Master Fund will not permit the churning of its commodity trading account. The term "churning" refers to the practice of entering and exiting trades with a frequency unwarranted by legitimate efforts to profit from the trades, driven by the desire to generate commission income.

     In the normal course of business the Partnership, through the Partnership's investment in the Master Fund, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures, options and swaps, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, or to purchase or sell other financial instruments at specified terms at specified future dates, or, in the case of derivative commodity interests, to have a reasonable possibility to be settled in cash or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those relating to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract. The Master Fund's swap contracts are OTC contracts. The portion of the Partnership's assets invested directly, and through its investment in the Master Fund, in OTC contracts at June 30, 2003 and December 31, 2002 was 1.6% and 2.5%, respectively.

     Market risk is the potential for changes in the value of the financial instruments traded by the Partnership/Master Fund due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The Partnership's/Master Fund's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statement of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership, through its investment in the Master Fund, has concentration risk because the sole counterparty or broker with respect to the Master Fund's assets is CGM.

     As managing member of the Master Fund, the General Partner monitors and controls the Partnership's/Master Fund's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Master Fund is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions. (See also "Item 13. Financial Statements and Supplementary Data" for further information on financial instrument risk included in the notes to financial statements.)

     Other than the risks inherent in commodity futures and swaps trading, the Partnership knows of no trends, demands, commitments, events or uncertainties which will result in or which are reasonably likely to result in the Partnership's liquidity increasing or decreasing in any material way. The Limited Partnership Agreement provides that the General Partner may, in its discretion, cause the Partnership to cease trading operations and liquidate all open positions under certain circumstances including a decrease in Net Asset Value per Unit to less than $400 as of the close of business on any business day.

     Between May 31, 2002 and June 30, 2003, the Partnership privately offered and sold 146,896.4601 Units resulting in aggregate proceeds to the Partnership of $147,713,000, which includes proceeds of $94,925,000 from the initial offering of 94,925 Units. The Partnership continues to offer its Units. All of the proceeds of the Partnership's offering of its Units are deposited in its commodity trading account at CGM from which such proceeds are invested in the Master Fund where they are available to margin the Master Fund's commodity futures trading.

(2) Capital Resources.

(i)  The Partnership has made no material commitments for capital expenditures.

(ii) The Partnership's capital consists of the capital contributions of the partners as increased or decreased by the value of its investment in the Master Fund, expenses, interest income redemptions of Units and distributions of profits, if any. Partnership expenses consist of, among other things, commissions, advisory fees, administrative fees and a profit share allocation to the Advisor. The level of these expenses is dependent upon the level of trading and the ability of the Advisor to identify and take advantage of price movements in the commodity markets, in addition to the level of Net Assets maintained. In addition, the amount of interest income payable by CGM is dependent upon interest rates over which the Partnership has no control. During the six month period ended June 30, 2003, Partnership capital decreased 11.0% from $126,845,282 to $112,854,398. This decrease was attributable to net loss from operations of $32,154,184 coupled with the redemption of 5,654.3622 Units resulting in an outflow of $4,327,700 which was partially offset by the additional sales of 21,617.7465 Units totaling $22,491,000. For the six months ended December 31, 2002, Partnership capital increased 33.7% from $94,875,000 to $126,845,282. This increase was attributable to net income from operations of $9,705,323 after the allocation to the special limited partner of $2,240,668, coupled with additional sales of 30,353.7136 Units totaling $30,297,000, which was partially offset by the redemption of 9,761.2124 Units resulting in an outflow of $10,272,709. Future redemptions can impact the amount of funds available for investment in the Master Fund in subsequent periods.

     The Master Fund's capital consists of capital contributions of the members as increased or decreased by realized and/or unrealized gains or losses on Commodity Interest trading and by expenses, interest income, redemptions of units and distributions of profits, if any. For the six month period ended June 30, 2003, the Master Fund's capital decreased 19.7% from $350,283,453 to $281,329,159. This decrease was attributable to net loss from operations of $73,631,905, coupled with the redemption of 28,881.9927 Units resulting in an outflow totaling $38,872,082 and distribution of interest of $1,629,621, which was partially offset by the addition of 32,329.8028 Units totaling $45,179,314. For the six months ended December 31, 2002, the Master Fund's capital increased 132.4% from $152,214,723 to $350,283,453. This increase was attributable to net income from operations of $82,485,039, coupled with additions of 103,668.6762 units totaling $149,182,059, which was partially offset by the redemption of 24,734.5653 units totaling $33,598,368. Future redemptions can impact the amount of funds available for investments in Commodity Interests in subsequent periods.

     Gains or losses on Commodity Interest trading cannot be predicted. Market moves in commodities are dependent upon fundamental and technical factors which the Advisor may or may not be able to identify, such as changing supply and demand relationships, weather, government agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates.

     Critical Accounting Policies. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities in the financial statements and accompanying notes.

     All commodity interests (including derivative financial instruments and derivative commodity instruments) are used for trading purposes. The Commodity Interests are recorded on trade date and open contracts are recorded in the statement of financial condition at fair value on the last business day of the period, which represents market value for those commodity interests for which market quotations are readily available or other measures of fair value deemed appropriate by management of the General Partner for those commodity interests and foreign currencies for which market quotations are not readily available, including dealer quotes for swaps and certain option contracts. Realized gains (losses) and changes in unrealized values on Commodity Interests are recognized in the period in which the contract is closed or the changes occur and are included in net gains (losses) on trading of Commodity Interests.

     (3) Results of Operations. During the Partnership's second quarter of 2003, the Net Asset Value per Unit increased 17.5% from $717.72 to $844.99. From July 1, 2002, the commencement of trading, until December 31, 2002, the Net Asset Value per Unit increased 7.9% from $1,000.00 to $1,079.00. "Net Assets" is defined as the total assets of the Partnership including all cash, accrued interest, and the market value of all open commodity positions maintained by the Partnership (whether held directly or through the Master Fund), less brokerage charges accrued and less all other liabilities of the Partnership. Net Assets equal Net Asset Value. Net Asset Value of a Unit means Net Asset Value divided by the aggregate number of Units and Units of General Partnership Interest outstanding. The Partnership experienced a net trading gain in the second quarter of 2003 of $17,337,509. Gains were primarily attributable to the Master Fund's trading of commodity futures in IPE Brent Crude Oil, NYMEX Heating Oil and were partially offset by losses in energy swaps, NYMEX Crude Oil and NYMEX Natural Gas. The Partnership commenced trading operations on July 1, 2002 and as a result, comparative information for that period of the prior year is not available. The Partnership, through its investment in the Master Fund, experienced a net trading loss in the six month period ended June 30, 2003 of $31,282,684 before commissions and expenses. Losses were primarily attributable to the Master Fund's trading of Commodity Interests in NYMEX Natural Gas, NYMEX Unleaded Gas, and NYMEX Heating Oil and were partially offset by gains in NYMEX

Crude Oil and IPE Brent Crude Oil. From July 1, 2002 through December 31, 2002, the Partnership experienced a net trading gain of $12,768,205. Trading gains during this period were primarily attributable to the Master Fund's trading of Commodity Interests in NYMEX Natural Gas, IPE Gas Oil, energy swaps and NYMEX Heating Oil and were partially offset by losses in NYMEX Unleaded Gas, NYMEX Crude Oil and IPE Brent Crude.

     Commodity futures markets are highly volatile. The potential for broad price fluctuations and rapid inflation increases the risks involved in commodity trading, but also increases the possibility of profit. The profitability of the Partnership (and the Master Fund) depends on the Advisor's ability to forecast price changes in energy and energy related commodities. Such price changes are influenced by, among other things, changing supply and demand relationships, weather, governmental, agricultural, commercial and trade programs and policies, national and international political and economic events and changes in interest rates. To the extent that the Advisor correctly makes such forecasts, the
Partnership   (and  the  Master  Fund)  expects  to  increase   capital  through
operations.

     Interest income on 80% of the Partnership's allocable portion of the Master Fund's average daily equity maintained in cash is earned at a 30-day U.S. Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days. CGM may continue to maintain the Master Fund's assets in cash and/or place up to all of the Master Fund's assets in 90-day Treasury bills and pay the Partnership 80% of the interest earned on the Treasury bills purchased. CGM will retain 20% of any interest earned on Treasury bills purchased. Interest income for the six month period ended June 30, 2003 and the six months ended December 31, 2002 totaled $553,820 and $701,979, respectively.

     Brokerage commissions are allocated by the Master Fund and are based on the number of trades executed by the Advisor. Commissions and fees allocated to the Partnership for the six month period ended June 30, 2003 and the six months ended December 31, 2002 totaled $4,176,750 and $5,415, 213, respectively.

     Management fees are calculated as a percentage of the Partnership's net asset value as of the end of each month and are affected by trading performance and redemptions. Management fees for the six month period ended June 30, 2003 and the six months ended December 31, 2002 totaled $1,121,128 and $1,181,093, respectively.

     Administrative fees are paid to the General Partner for administering the business and affairs of the Partnership. These fees are calculated as a percentage of the Partnership's Net Asset Value as of the end of each month and are affected by trading performance and redemptions. Administrative fees for the six month period ended June 30, 2003 and the six months ended December 31, 2002 totaled $280,280 and $295,274, respectively.

     Special limited partner allocations are based on the new trading profits generated by the Advisor at the end of the year, as defined in the Advisory Agreement between the Partnership, the General Partner and the Advisor. There was no Special Limited Partner allocation accrued as of June 30, 2003. Trading performance for the six months ended December 31, 2002 resulted in a Special Limited Partner allocation of $2,240,668.

     The business reason for the success or failure of the Partnership's operations in any given period (including the period from July 1, 2002 (commencement of trading) to December 31, 2002) is the relative success or failure of the Advisor's trading strategy in trading various worldwide commodity markets during the relevant periods. In addition, during the six month period ended June 30, 2003, the Partnership sold 21,617.7465 Units resulting in aggregate proceeds to the Partnership of $22,491,000. During the period from May 31, 2002 (commencement of offering period) to December 31, 2002, the Partnership sold 125,278.7136 Units resulting in aggregate proceeds to the Partnership of $125,222,000 in 2002. The increase in the Partnership's capital over these periods entailed a commensurate increase in the Master Fund's contracts traded on various markets worldwide, particularly energy markets, with an increased exposure to the possibility of gain or loss on any given contract. There is no assurance that the Partnership's performance in the past will be the same or different in the future.

(4) Off-balance Sheet Arrangements. Not applicable.

(5) Tabular Disclosure of Contractual Obligations. Not applicable.

(c) Quantitative and Qualitative Disclosures about Market Risk.

     All of the Partnership's assets are subject to the risk of trading loss through its investment in the Master Fund.

     (1) Past Results Not Necessarily Indicative of Future Performance. The Master Fund is a speculative commodity pool. The market sensitive instruments held by it are acquired for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss through its investment in the Master Fund. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Master Fund's and the Partnership's main line of business.

     The risk to the limited partners that have purchased interests in the Partnership is limited to the amount of their capital contributions to the Partnership and their share of Partnership assets and undistributed profits. This limited liability is a consequence of the organization of the Partnership as a limited partnership under applicable law.

     Market movements result in frequent changes in the fair market value of the Master Fund's open positions and, consequently, in its earnings and cash flow. The Master Fund's and the Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification results among the Master Fund's open positions and the liquidity of the markets in which it trades.

     The Master Fund rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Master Fund's past performance is not necessarily indicative of its future results.

     Value at Risk is a measure of the maximum amount which the Master Fund could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Master Fund's speculative trading and the recurrence in the markets traded by the Master Fund of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Master Fund's experience to date (i.e., "risk of ruin"). In light of the foregoing as well as the risks and uncertainties intrinsic to all future projections, the inclusion of the quantification included in this section should not be considered to constitute any assurance or representation that the Master Fund's losses in any market sector will be limited to Value at Risk or by the Master Fund's attempts to manage its market risk.

     (2) Standard of Materiality. Materiality as used in this section, "Qualitative and Quantitative Disclosures About Market Risk", is based on an assessment of reasonably possible market movements and the potential losses caused by such movements, taking into account the leverage, optionality and multiplier features of the Master Fund's market sensitive instruments.

     (3) Quantifying the Fund's Trading Value at Risk. The Master Fund's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Master Fund's mark-to-market accounting, any loss in the fair value of the Master Fund's open positions is directly reflected in the Master Fund's earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

     Exchange maintenance margin requirements have been used by the Master Fund as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum losses reasonably expected to be incurred in the fair value of any given contract in 95%-99% of any one-day intervals. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation. Maintenance margin has been used rather than the more generally available initial margin, because initial margin includes a credit risk component which is not relevant to Value at Risk.

     In the case of market sensitive instruments which are not exchange-traded (almost exclusively swaps in the case of the Master Fund), the margin requirements for the equivalent futures positions have been used as Value at Risk. When a futures-equivalent margin is not available, dealers' margins have been used.

     The fair value of the Master Fund's futures and forward positions does not have any optionality component. However, the Advisor does trade commodity options. The Value at Risk associated with options is reflected in the table set forth below as the margin requirement attributable to the instrument underlying each option. Where this instrument is a futures contract, the futures margin, and where this instrument is a physical commodity, the futures-equivalent maintenance margin has been used. This calculation is conservative in that it assumes that the fair value of an option will decline by the same amount as the fair value of the underlying instruments whereas, in fact, the fair values of the options traded by the Master Fund in all cases fluctuate to a lesser extent than those of the underlying instruments.

     In quantifying the Master Fund's Value at Risk, 100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have simply been added to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Master Fund's positions are rarely, if ever, 100% positively correlated have not been reflected.

     The Master Fund's Trading Value at Risk in Different Market Sectors. The following table indicates the trading Value at Risk associated with the Master Fund's open positions by market category as of June 30, 2003 and December 31, 2002 and the highest and lowest value at any point during the three and six months ended June 30, 2003 and the year ended December 31, 2002. All open position trading risk exposures of the Master Fund have been included in calculating the figures set forth below. As of June 30, 2003 and December 31, 2002, the Master Fund's total capitalization was $281,329,159 and $350,283,453, respectively.

                                             Three Months               Six Months
                                            ------------                 --------
                June 30, 2003                  Ended                       Ended
                -------------                  -----                      -----
                (Unaudited)                 June 30, 2003              June 30, 2003
                -----------                 -------------              -------------
Market
-------                % of Total    High Value  Low Value   High Value  Low Value
Sector  Value at Risk  Capitalization  at Risk     at Risk     at Risk     at Risk
------ -------------   -------------- ----------  ---------   ------------ --------
Energy  $26,506,562      9.42%     $36,271,946 $22,945,524  $131,820,411 $22,945,524
Energy    4,600,000      1.64%       6,200,000   2,700,000    33,232,031     900,000
          ---------      -----
Swaps
Total   $31,106,562     11.06%
        ===========     ======


           December 31, 2002                  Year Ended
              (Unaudited)                  December 31, 2002
Market
-------                  % of Total      High Value   Low Value
Sector  Value at Risk  Capitalization     at Risk      at Risk
------ -------------   --------------    ----------   ---------
Energy  $47,253,146         13.49%     $64,130,606   $5,737,107
Energy    9,245,703          2.64%      30,923,087    1,395,629
          ---------          -----
Swaps
Total   $56,498,849         16.13%
        ===========         ======

     (4) Material Limitations on Value at Risk as an Assessment of Market Risk. The face value of the market sector instruments held by the Master Fund is typically many times the applicable margin requirement (margin requirements generally ranging between approximately 1% and 25% of contract face value) as well as many times the capitalization of the Master Fund. The magnitude of the Master Fund's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions - unusual, but historically recurring from time to time, including during February 2003 - could cause the Master Fund to incur severe losses over a short period of time. The Value at Risk table of the Master Fund - as well as the past performance of the Master Fund - give no indication of this "risk of ruin". While the Master Fund has been trading for approximately 2 years, the Partnership has only one year of actual performance.

     (5) Qualitative Disclosures Regarding Primary Trading Risk Exposures. The following qualitative disclosures regarding the Partnership's market risk exposures - except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures - constitute forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Master Fund's primary market risk exposures as well as the strategies used and to be used by the General Partner and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of any of the Master Fund's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Master Fund. There can be no assurance that the Master Fund's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of their investment in the Partnership.

     The following were the primary trading risk exposures of the Master Fund as of June 30, 2003, by market sector.

     (a) Energy. Energy related products, such as crude oil, heating oil, gasoline, natural gas and electricity, constitute the principal market exposure of the Master Fund. The Master Fund has substantial market exposure to gas and oil price movements, often resulting from political developments in the Middle East. Political developments in other countries or regions can also materially impact upon the prices of energy products, as could changing supply and demand relationships, weather, governmental, commercial and trade programs and policies, and other significant economic events. Energy prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in these markets.

     The Master Fund engages in swap transactions in crude oil and other energy related products. In this connection, the Master Fund contracts with its counterparty to exchange a stream of payments computed by reference to a notional amount and the price of the energy product that is the subject of the swap. Swap contracts are not guaranteed by an exchange or clearinghouse. CGM does not engage in swap transactions as a principal.

     The Master Fund will usually enter into swaps on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the agreement, with the Master Fund receiving or paying, as the case may be, only the net amount of the two payments. Swaps do not involve the delivery of underlying assets or principal. Accordingly, the risk of loss with respect to swaps is limited to the net amount of payments that the Master Fund is contractually obligated to make. If the counterparty to a swap defaults, the Master Fund's risk of loss consists of the net amount of payments that the Master Fund is contractually entitled to receive.

     The Master Fund may also enter into spot transactions to purchase or sell commodities with CGM, or one of its affiliates, as principal. Such spot transactions provide for two day settlement and are not margined. Such transactions may be entered into in connection with exchange for physical transactions. Like the swap contract market, the spot market is a principals' market so there is no clearinghouse guarantee of performance. Instead, the Master Fund is subject to the risk of inability of, or refusal by, a counterparty to perform with respect to the underlying contract.

     (b) Other Commodity Interests. The Master Fund primarily emphasizes the trading of energy products, but may also trade some portion of its assets in other commodity interests, including, but not limited to, commodity interest contracts on the Goldman Sachs Commodity Index (an index future comprised of energy and other products). Commodity interest prices can be affected by numerous factors, including political developments, weather conditions, seasonal effects and other factors which affect supply and demand for the underlying commodity.

     (6) Qualitative Disclosures Regarding Non-Trading Risk Exposure. The following were the non-trading risk exposures of the Master Fund as of June 30, 2003.

     Operational Risk. The Master Fund is directly exposed to market risk and credit risk, which arise in the normal course of its business activities. Slightly less direct, but of critical importance, are risks pertaining to operational and back office support. This is particularly the case in a rapidly changing and increasingly global environment with increasing transaction volumes and an expansion in the number and complexity of products in the marketplace.

Such risks include:

     Operational/Settlement Risk - the risk of financial and opportunity loss and legal liability attributable to operational problems, such as inaccurate pricing of transactions, untimely trade execution, clearance and/or settlement or the inability to process large volumes of transactions.

     Technological Risk - the risk of loss attributable to technological limitations or hardware failure that constrain the Partnership's and the Master Fund's ability to gather, process, and communicate information efficiently and securely, without interruption, within the Master Fund, Partnership and among limited partners, and in the markets where the Master Fund participates.

     Legal/Documentation Risk - the risk of loss attributable to deficiencies in the documentation of transactions (such as trade confirmations) or errors that result in noncompliance with applicable legal and regulatory requirements.

     Financial Control Risk - the risk of loss attributable to limitations in financial systems and controls. Strong financial systems and controls ensure that assets are safeguarded, that transactions are executed in accordance with authorization, and that financial information utilized by the Advisor and communicated to external parties, including limited partners and regulators, is free of material errors.

     New Accounting Pronouncements. In November 2002, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Interpretation's initial recognition and measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

     In January 2003 the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities", which provides new criteria for determining whether or not consolidation accounting is required. The Interpretation may require the Partnership to consolidate or provide additional disclosures of the financial information for certain of its investments. This interpretation is effective for Variable Interest Entities created after January 31, 2003; otherwise, it is applicable for the end of the first annual reporting period beginning after June 15, 2003 (effectively December 31, 2004 for the Partnership). This Interpretation will have no impact on net assets or net income. However, if applicable, this Interpretation would require consolidation of other entities' assets and liabilities, schedule of investments, and results of operations, with minority interest recorded for the ownership share applicable to other investors. Where consolidation is not required, additional disclosure may be required of investee financial information.

     These pronouncements will not have an effect on the financial statements of the Partnership.

     (7) Qualitative Disclosures Regarding Means of Managing Risk Exposure. The General Partner monitors and controls the Partnership's, through its investment in the Master Fund, risk exposure on a daily basis through financial, credit and risk management monitoring systems and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Master Fund and the Partnership are subject.

     The General Partner, as the managing member of the Master Fund, monitors the Master Fund's performance and the concentration of its open positions, and consults with the Advisor concerning the Master Fund's overall risk profile. If the General Partner felt it necessary to do so, the General Partner could require the Advisor to close out individual positions as well as enter positions traded on behalf of the Master Fund. However, any such intervention would be a highly unusual event. The General Partner primarily relies on the Advisor's own risk control policies while maintaining a general supervisory overview of the Master Fund's market risk exposures. See also Item 2(b), "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     The Advisor applies its own risk management policies to its trading. The Advisor often follows diversification guidelines, margin limits and stop loss points to exit a position. The Advisor's research of risk management often suggests ongoing modifications to its trading programs.

     As part of the General Partner's risk management, the General Partner periodically meets with the Advisor to discuss its risk management and to look for any material changes to the Advisor's portfolio balance and trading techniques. The Advisor is required to notify the General Partner of any material changes to its programs.

     The Partnership invests substantially all of its assets in the Master Fund. The General Partner, as the managing member of the Master Fund, controls the risk of the Master Fund's non-trading assets by depositing them in commodity brokerage accounts with CGM. Such accounts are maintained in cash and/or in U.S. government securities as described below.

     On amounts maintained in cash at CGM, CGM pays interest to the Partnership on its allocable share of 80% of the average daily equity in the Master Fund's account during each month (i.e., the sum of the daily cash balances divided by the number of calendar days in that month) at a 30-day Treasury bill rate determined weekly by CGM based on the average non-competitive yield on 3-month U.S. Treasury bills maturing in 30 days (or on the maturity date closest thereto) from the date on which such weekly rate is determined. Funds held by counterparties as collateral in connection with swap transactions will earn interest at a rate agreed upon between the parties to the transaction.

     CGM may place up to all of the Master Fund's assets in 90-day U.S. Treasury bills. The Partnership will receive its allocable share of 80% of the interest earned on Treasury bills purchased for the Master Fund and CGM will be paid 20% of the interest.

     Funds held in connection with non-U.S. contracts may be held in secured amount accounts with depositories located outside of the United States or its territories.

Item 3. Properties.

     The Partnership does not own or lease any properties. The General Partner operates out of facilities provided by its affiliate, CGM.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

     (a) Security ownership of certain beneficial owners. As of August 31, 2003, the Partnership knows of no person who beneficially owns more than five percent of the Units outstanding.

     (b) Security ownership of management. Under the terms of the Limited Partnership Agreement, the Partnership's affairs are managed by the General Partner, and the General Partner is required to contribute to the Partnership an amount at least equal to the greater of 1% of capital contributions or $25,000. As set forth in the table below, the General Partner owned units of general partnership interest equivalent to 2,476.2826 Units at July 31, 2003. David J. Vogel, the President and a Director of the General Partner, owned 20 Units at August 31, 2003. Maureen O'Toole, a Senior Vice President and Director of the

General Partner, owned 23.4 Units at August 31, 2003. Other than Mr. Vogel and Ms. O'Toole, none of the directors and executive officers of the General Partner beneficially owns any Units.

Title of Class   Name of beneficial  Amount and nature of       Percent of class
                 owner               beneficial ownership
--------------   ------------------  --------------------       ----------------
Units of general Citigroup Managed                                          100%
partnership      Futures LLC
interest

Units of limited  David J. Vogel              20 Units                     0.02%
partnership
interest

Units of limited Maureen O'Toole            23.4 Units                     0.02%
partnership
interest

(c)      Changes in control.  None.
         ------------------

Item 5. Directors and Executive Officers.
     The Partnership has no officers or directors and its affairs are managed by its General Partner. The officers and directors of the General Partner are David
J. Vogel (President and Director), Steven J. Keltz (Secretary and Director), Daniel R. McAuliffe, Jr. (Director and Chief Financial Officer), Shelley Ullman (Senior Vice President and Director) and Maureen O'Toole (Senior Vice President and Director). Each director holds office until his successor is elected, or until his earlier death, resignation or removal. Vacancies on the board of directors may be filled by appointment of the sole member of the General Partner, CGMH, or by unanimous vote of the remaining directors, depending on the circumstance of the vacancy. The officers of the General Partner are designated by the General Partner's Board of Directors. Each officer holds office until his death, resignation or removal.

     The business background of each director and officer of the General Partner is as follows:

     Mr. Vogel, age 59, is a Managing Director of CGM and of Citigroup Alternative Investments and has been a Director of the General Partner since August 2, 1993. In May 1996, he was appointed President of the General Partner. From January 1993 to July 1993, Mr. Vogel was an Executive Vice President of Shearson Lehman Brothers Inc. ("SLB"). Formerly, Mr. Vogel was the chairman and CEO of LIT America, Inc. (September 1988 through December 1992) and an Executive Vice President of Thomson McKinnon Securities Inc. (June 1979 through August
1988). Mr. Vogel is currently a Director of the Managed Funds Association and the Institute for Financial Markets. Mr. Vogel is also a past chairman of the Futures Industry Association, a past Director of Comex Clearing Corporation and the Comex Exchange and a past Governor of the Chicago Mercantile Exchange.

     Mr. Keltz, age 53, is an Associate General Counsel in the Law Department of CGM. He became Secretary and Director of the General Partner on August 2, 1993. He has been a Director of CGM since October 1995. From October 1988 through July 1993, Mr. Keltz was employed by SLB as First Vice President and Associate General Counsel where he provided legal counsel to various derivative products businesses. Mr. Keltz was Vice President, Product Manager-Futures and an Associate General Counsel for Paine Webber Incorporated from 1985 through September 1988.

     Mr. McAuliffe, age 53, is a Managing Director of Citigroup Alternative Investments. He became a Director of the General Partner in April 1994 and the Chief Financial Officer of the General Partner in August 2001. From 1986 through 1997, he was responsible for the marketing and sales of managed futures products, including public and private futures funds and managed account programs. Prior to joining SLB, Mr. McAuliffe was employed by Merrill Lynch Pierce Fenner & Smith from 1983 through 1986. Prior to joining Merrill Lynch, Mr. McAuliffe was employed by Citibank from 1973 to 1983. He is a member of the Managed Funds Association.

     Ms. Ullman, age 45, is a Director of CGM's Futures Division and a Senior Vice President and Director of the General Partner (since May 1997 and April 1994, respectively). Previously, Ms. Ullman was a First Vice President of SLB and a vice president and assistant secretary of a predecessor of the General Partner, with responsibility for execution, administration, operations and performance analysis for managed futures funds and accounts.

     Ms. O'Toole, age 46, is a Managing Director of Citigroup Alternative Investments and a Senior Vice President and Director of the General Partner (since May 1997 and August 2001, respectively). Ms. O'Toole is National Sales Director for Citigroup Alternative Investments products distributed by CGM. Prior to joining CGM in March 1993, Ms. O'Toole was the director of managed futures quantitative analysis at Rodman and Renshaw from 1989 to 1993. Ms. O'Toole began her career in the futures industry in 1981 when she joined Drexel Burnham Lambert in the research department of the Financial Futures Division.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the General Partner or any of its individual principals within the past five years.

     As mentioned above, the General Partner has selected AAA Capital Management, Inc. as the Partnership's trading advisor. The principals of the Advisor are: A. Anthony Annunziato, Angelo Joseph Annunziato and Gordon K. Rutledge.

The  business background of each principal of the Advisor is as follows:

     Mr. A. Anthony Annunziato, age 55, is president and the sole trading principal of AAA. He establishes the strategic direction of AAA's Energy Program, including its design, composition and risk controls, and oversees and directs AAA's staff of traders for conformity with the parameters of the program. Mr. Annunziato has been involved in the commodity business since 1973. Since 1984, Mr. Annunziato has been an associated person of CGM (and its predecessors) where he currently is a Senior Vice President/Financial Consultant in Houston, Texas, and where he continues to trade commodity interests on behalf of client accounts. Mr. Annunziato controls and is majority owner of Petrocom Energy Group Ltd. and U.S. Power & Gas (Ohio) Ltd., each of which buys and sells natural gas.

     Mr. Angelo Joseph Annunziato and Mr. Gordon K. Rutledge are also principals of the Advisor. They do not participate in making trading decisions for the

Advisor or supervise or select persons so engaged. Each is registered as a floor broker at NYMEX. The Advisor may direct all or a portion of the NYMEX trades it executes for the Master Fund to them for execution. Mr. Rutledge is a member of NYMEX Holding Inc.'s board of directors.

     There have been no administrative, civil or criminal actions pending, on appeal or concluded against the Advisor or any of its individual principals within the past five years.

Item 6. Executive Compensation.

     The Partnership has no directors or officers. Its affairs are managed by the General Partner, which receives compensation for its services, as set forth under "Item 1. Business". CGM, an affiliate of the General Partner, is the commodity broker for the Partnership and receives brokerage commissions for such services, as described under "Item 1. Business". For the six month period ended June 30, 2003 and the six months ended December 31, 2002, the General Partner earned $280,280 and $295,274, respectively, in administrative fees. For the six month period ended June 30, 2003 and the six months ended December 31, 2002, CGM earned $4,176,750 and $5,415,213, respectively, in brokerage commissions and clearing fees. The directors and officers of the General Partner are employees of CGM and do not receive any compensation from the Partnership or the General Partner. One hundred percent (100%) of the compensation paid by CGM to Daniel R. McAullife, Jr., Chief Financial Officer and Director of Administration of the General Partner, is allocated to the General Partner. No part of any compensation paid by CGM to any other officer of the General Partner is allocated to the General Partner. The Directors and Officers of the General Partner may have an indirect interest in the affairs of the Partnership insofar as they are employed by CGM, and CGM is the broker and selling agent of the Partnership. In addition to his interest as sole trading principal of the Advisor, Mr. A. Anthony Annunziato may have an indirect interest in the affairs of the Partnership insofar as he is employed by CGM.

     As compensation for its services, the Partnership pays the Advisor the fees described under "Item 1. Business". For the six month period ended June 30, 2003 and the six months ended December 31, 2002, the Partnership paid $1,121,128 and $1,181,093, respectively, in advisory fees. The Partnership makes a profit share allocation in the form of Units to the Advisor as Special Limited Partner as of the end of each calendar year. There was no profit share allocation to the Special Limited Partner accrued as of June 30, 2003. For the six months ended December 31, 2002, the Advisor received a Special Limited Partner allocation of $2,240,668 in the form of Units.

Item 7. Certain Relationships and Related Transactions.

(a) Transactions with Management and Others. Not applicable to Directors or Officers of the General Partner, except as described under "Item 6. Executive Compensation". The profit share allocation to the Advisor is described in the Special Limited Partner section of the Summary of Limited Partnership Agreement under "Item 11. Description of Registrant's Securities to be Registered".

(b) Certain Business Relationships. Not applicable.

(c) Indebtedness of Management. Not applicable.

(d) Transactions with Promoters.

     (1) CGM is the broker-dealer for the Partnership and the Master Fund, providing both commodity brokerage and clearing services. CGM is also the selling agent for the Partnership. With respect to transactions of the Master Fund that are allocable to the Partnership, the Partnership will pay CGM a brokerage commission equal to $18.00 per round turn on futures transactions and $9.00 per side on options transactions, inclusive of floor brokerage in each case. These fees may be changed at any time by CGM. CGM advanced $50,000 for initial offering and organizational expenses. CGM was reimbursed for these expenses by the Partnership.

     (2) The assets raised by CGM as selling agent for the Partnership are transferred entirely to the Partnership. No portion of the assets are retained by CGM.

Item 8. Legal Proceedings.

     There are no material legal proceedings pending, on appeal or concluded to which the Partnership is a party or to which any of its assets is subject. There have been no material legal proceedings pending, on appeal or concluded against the General Partner or any of its directors or executive officers within the past five years.

     There have been no material administrative, civil or criminal actions within the past five years, to which CGMH, the parent company of the General Partner, or its subsidiaries have been a party or to which any of their property has been subject and no such actions are currently pending, except as follows.

     In December 1996, a complaint seeking unspecified monetary damages was filed by Orange County, California against numerous brokerage firms, including CGM, in the U.S. Bankruptcy Court for the Central District of California (County of Orange et al. v. Bear Stearns & Co. Inc. et al.). The complaint alleged, among other things, that the brokerage firms recommended and sold unsuitable securities to Orange County. CGM and the remaining brokerage firms settled with Orange County in mid 1999. CGM paid $1,333,333 to settle this matter.

     In June 1998, complaints were filed in the U.S. District Court for the Eastern District of Louisiana in two actions (Board of Liquidations, City Debt of the City of New Orleans v. Smith Barney Inc. et ano. and The City of New Orleans v. Smith Barney Inc. et ano.), in which the City of New Orleans sought a determination that Smith Barney Inc. and another underwriter would be responsible for any damages that the City may incur in the event the Internal Revenue Service denies tax exempt status to the City's General Obligation Refunding Bonds Series 1991. The complaints were subsequently amended. CGM has asked the court to dismiss the amended complaints. The court denied the motion but stayed the case. Subsequently, the City withdrew its lawsuit.

     In November 1998, a class action complaint was filed in the U.S. District Court for the Middle District of Florida (Dwight Brock as Clerk for Collier County v. Merrill Lynch, et al.). The complaint alleged that, pursuant to a nationwide conspiracy, 17 broker-dealer defendants, including CGM, charged excessive mark-ups in connection with advanced refunding transactions. Among other relief, plaintiffs sought compensatory and punitive damages, restitution and/or rescission of the transactions and disgorgement of alleged excessive profits. In October 1999, the plaintiff filed a second amended complaint. In November 1999, CGM moved to dismiss the amended complaint. In May 2001, the parties reached and the court preliminarily approved a tentative settlement. CGM paid $1,063,457 to settle this matter and in September 2001, the court approved the settlement.

     In connection with the Louisiana and Florida matters, the IRS and SEC conducted an industry-wide investigation into the pricing of Treasury securities in advanced refunding transactions. In April 2000, CGM and several other broker-dealers entered into a settlement with the IRS and the SEC. Thereafter, the plaintiffs filed voluntary discontinuances.

     In December 1998, CGM was one of 28 market making firms that reached a settlement with the SEC in the matter titled In the Matter of Certain Market Making Activities on NASDAQ. As part of the settlement of that matter, CGM, without admitting or denying the factual allegations, agreed to an order which required that it: (i) cease and desist from committing or causing any violations of Sections 15(c)(1) and (2) of the Securities Exchange Act of 1934 and SEC Rules 15c1-2, 15c2-7 and 17a-3 thereunder, (ii) pay penalties totaling approximately $760,000 and (iii) submit certain policies and procedures to an independent consultant for review.

     In April 2002, numerous class action complaints were filed against CGM and other investment banks in the U.S. District Court for the Southern District of New York alleging violations of certain federal securities laws (including
Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934) with respect to the allocation of shares for certain initial public offerings and related aftermarket transactions and damage to investors caused by allegedly biased research analyst reports. On February 19, 2003, the court issued an opinion denying the defendants' motion to dismiss. Also pending in the Southern District of New York against CGM and other investment banks are several alleged class actions which have been consolidated into a single class action alleging violations of certain federal and state antitrust laws in connection with the allocation of shares in initial public offerings underwritten by such parties. The defendants in these actions have moved to dismiss the consolidated amended complaint but the court has not yet rendered a decision on those motions.

     In April 2002, Citigroup and, in one case, CGM were named as defendants along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in two alleged consolidated class action complaints that were filed in the U.S. District Court for the Southern District of Texas seeking unspecified damages. One action, brought on behalf of individuals who purchased Enron securities (Newby, et al.
v. Enron Corp., et al.), alleges violations of Sections 11 and 15 of the Securities Act of 1933 and Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and the other action, brought on behalf of current and former Enron employees (Tittle, et al. v. Enron Corp., et al.), alleges violations of ERISA and the Racketeer Influenced and Corrupt Organizations Act ("RICO"), as well as negligence and civil conspiracy. On May 8, 2002, Citigroup and CGM filed motions to dismiss the complaints. On December 19, 2002, the motions to dismiss the Newby complaint were denied. The motion to dismiss the complaint in Tittle remains pending.

     Since April 2002, CGM and several other broker dealers have received subpoenas and/or requests for information from various governmental and self-regulatory agencies and Congressional committees, including the NASD Inc. which has raised issues about CGM's internal e-mail retention practices and research on Winstar Communications, Inc. With respect to Winstar, CGM has entered into a settlement agreement. CGM agreed to pay a penalty in the amount of $5 million and did not admit to any wrongdoing. With respect to other such matters, on December 20, 2002, Citigroup and a number of other broker/dealers reached a settlement-in-principle with the SEC, the NASD, the New York Stock Exchange (the "NYSE") and the Attorney General of New York of all issues raised in their research, initial public offerings allocation and spinning-related inquiries. In addition, with respect to issues raised by the NASD, the NYSE and the SEC about CGM's and other firms' e-mail retention practices, CGM and several other broker/dealers and the NASD, the NYSE and the SEC entered into a settlement agreement in December 2002. CGM agreed to pay a penalty in the amount of $1.65 million and did not admit to any allegation of wrongdoing.

     On April 28, 2003, CGM announced final agreements with the SEC, the NASD, the NYSE and the New York Attorney General (as lead state among the 50 states, the District of Columbia and Puerto Rico) to resolve on a civil basis all of their outstanding investigations into its research and initial public offerings allocation and distribution practices. As part of the settlements, CGM has consented to the entry of (1) an injunction under the federal securities laws to be entered in the United States District Court for the Southern District of New York, barring CGM from violating provisions of the federal securities laws and related NASD and NYSE rules relating to research, certain initial public offerings allocation practices, the safeguarding of material nonpublic information and the maintenance of required books records, and requiring CGM to adopt and enforce new restrictions on the operation of research; (2) an NASD Acceptance Waiver and Consent requiring CGM to cease and desist from violations of corresponding NASD rules and requiring CGM to adopt and enforce the same new restrictions; (3) an NYSE Stipulation and Consent requiring CGM to cease and desist from violations of corresponding NYSE rules and requiring CGM to adopt and enforce the same new restrictions; and (4) an Assurance of Discontinuance with the New York Attorney General containing substantially the same or similar restrictions. As required by the settlements, CGM expects to enter into related settlements with each of the other states, the District of Columbia and Puerto Rico. Consistent with the settlement-in-principle announced in December 2002, these settlements require CGM to pay $300 million for retrospective relief, plus $25 million for investor educations, and commit to spend $75 million to provide independent third-party research to its clients at no charge. CGM reached these final settlement arrangements without admitting or denying and wrongdoing or liability. The settlements do not establish wrongdoing or liability for purposes of any other proceeding. The $300 million was accrued during the fourth quarter of 2002.

     On June 23, 2003, the West Virginia Attorney General filed an action against CGM and nine other firms that were parties to the April 28, 2003 settlement with the SEC, the NASD, the NYSE and the New York Attorney General (the "Research Settlement"). The West Virginia Attorney General alleges that the firms violated the West Virginia Consumer Credit and Protection Act in connection with their research activities and seeks monetary penalties.

     In May 2003,  the SEC,  NYSE and NASD issued a subpoena  and letters to CGM requesting documents and information with respect to their continuing investigation of individuals in connection with the supervision of the research and investment banking departments of CGM. Other parties to the Research Settlement have received similar subpoena and letters.

     In April 2003, to effectuate the Research Settlement, the SEC filed a Complaint and Final Judgment in the United States District Court for the Southern District of New York. The Final Judgment has not yet been entered by the court, and the court has asked for certain additional information. Also in April 2003, the NASD accepted the Letter of Acceptance, Waiver and Consent entered into with CGM in connection with the Research Settlement; and in May 2003, the NYSE advised CGM that the Hearing Panel's Decision, in which it accepted the Research Settlement, had become final. CGM is currently in discussion with various of the states with respect to completion of the state components of the Research Settlement. Payment will be made in conformance with the payment provisions of the Final Judgment.

     Since May 2002, Citigroup, CGM and certain principals and current and former employees have been named as defendants in a number of alleged class action complaints filed by purchasers of various securities alleging they violated federal securities law, including Sections 10 and 20 of the Securities Exchange Act of 1934 by issuing research reports without reasonable basis and failing to disclose conflicts of interest in connection with published investment research, including Global Crossing, WorldCom, Inc., AT&T, Winstar, Rhythm Net Connections, Level 3 Communications, MetroMedia Fiber Network, XO Communications and Williams Communications Group Inc. Nearly all of these actions are pending before a single judge in the U.S. District Court for the Southern District of New York for coordinated proceedings. The court has consolidated these actions into nine separate categories corresponding to the companies named above.

     Additional actions have been filed against Citigroup and certain of its affiliates, including CGM, and certain of their current and former directors, officers and employees, along with other parties, including: (1) three alleged class actions filed in state courts and federal courts on behalf of persons who maintained accounts with CGM asserting, among other things, common law claims, claims under state statutes, and claims under the Investment Advisers Act of 1940, for allegedly failing to provide objective and unbiased investment research and investment management, seeking, among other things, return of fees and commissions; (2) approximately fifteen actions filed in different state courts by individuals asserting, among other claims, common law claims and claims under state securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including Global Crossing and WorldCom, Inc.; (3) approximately five actions filed in different state courts by pension and other funds asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research, including WorldCom, Inc. and Qwest Communications International Inc.; and (4) more than two hundred arbitrations asserting common law claims and statutory claims under, among other things, state and federal securities laws, for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with companies in connection with published investment research.

     In July 2002, Citigroup, CGM and various of its affiliates and certain of their officers and other employees were named as defendants, along with, among others, commercial and/or investment banks, certain current and former Enron officers and directors, lawyers and accountants in an alleged class action filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of the Yosemite Notes and Enron Credit-Linked Notes, among other securities (Hudson Soft Co., Ltd v. Credit Suisse First Boston Corporation, et al.). The complaint alleges violations of RICO and of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and seeks unspecified damages.

     On March 5, 2003, an action was brought on behalf of the purchasers of the Yosemite Notes and Enron Credit-Linked Notes, alleging violations of federal securities laws.

     On April 9, 2003, an action was brought by a group of related mutual funds that purchased Yosemite Notes, alleging violations of state securities laws and common law claims.

     Additional actions have been filed against Citigroup and certain of its affiliates, along with other parties, including (i) three actions brought in state courts by state pension plans for alleged violations of state securities law and common law fraud and unjust enrichment; (ii) an action by banks that participated in two Enron revolving credit facilities, alleging fraud, gross negligence and breach of implied duties in connection with the defendants' administration of a credit facility with Enron; (iii) an action brought by several funds in connection with secondary market purchases of Enron Corp. debt securities alleging violations of federal securities law, including Section 11 of the Securities Act of 1933, and claims for fraud and misrepresentation; (iv) a series of alleged class actions by purchasers of New Power Holdings common stock alleging violations of federal securities law, including Section 11 of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934. On April 17, 2003, the motion to dismiss the complaints in the putative class actions relating to the New Power Holdings common stock was denied; (v) an action brought by two investment funds in connection with purchases of Enron-related securities for alleged violations of state securities and unfair competition statutes; (vi) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and claims for common law fraud, misrepresentation and conspiracy; (vii) an action brought by several investment funds and fund owners in connection with purchases of notes of the Osprey I and Osprey II Trusts for alleged violation of state and federal securities laws and state unfair competition laws and claims for common law fraud and misrepresentation; (viii) an action brought by the Attorney General of Connecticut in connection with various commercial and investment banking services provided to Enron; (ix) an alleged class action brought by clients of CGM in connection with research reports concerning Enron, alleging breach of contract; (x) actions brought by several investment funds in connection with the purchase of notes and/or certificates of the Osprey Trusts, the Marlin Trust, and the Marlin Water trust, as well as the purchase of other Enron or Enron-related securities, alleging violation of state and federal securities laws, and common law civil conspiracy and fraud; (xi) an action brought by a retirement and health benefits plan in connection with the purchase of certain Enron notes, alleging violation of federal securities law, including Section 11 of the Securities Act of 1933, violations of state securities and unfair competition law, and common law fraud and breach of fiduciary duty; and (xii) an action brought by two broker/dealers in connection with the purchase of certain notes, alleging violation of federal and state securities laws. Several of these cases have been consolidated with the Newby action and stayed, except with respect to certain discovery, pending the Court's decision on the pending motions of certain defendants to dismiss Newby and on class certification.

     Additionally, Citigroup and certain of its affiliates, including CGM, have provided substantial information to, and have entered into substantive discussions with, the Securities and Exchange Commission regarding certain of their transactions with Enron and a transaction with Dynegy Inc. Citigroup and certain of its affiliates, including CGM, also have received subpoenas and requests for information from various other regulatory and governmental agencies and Congressional committees, as well as from the Special Examiner in the Enron bankruptcy, regarding certain transactions and business relationships with Enron and its affiliates. Citigroup and its affiliates, including CGM, are cooperating fully with all such requests.

     On July 28, 2003, Citigroup entered into a final settlement agreement with the SEC to resolve the SEC's outstanding investigations into Citigroup transactions with Enron and Dynegy. Pursuant to the settlement, Citigroup has, among other terms, (1) consented to the entry of an administrative cease and desist order, which bars Citigroup from committing or causing violations of provisions of the federal securities laws, and (2) agreed to pay $120 million ($101.25 million allocable to Enron and $18.75 million allocable to Dynegy). Citigroup entered into this settlement without admitting or denying any wrongdoing or liability, and the settlement does not establish wrongdoing or liability for purposes of any other proceeding. On July 28, 2003, Citibank, N.A. entered into an agreement with the Office of the Comptroller of the Currency ("OCC") and Citigroup entered into an agreement with the Federal Reserve Bank of New York ("FED") to resolve their inquiries into certain of Citigroup's transactions with Enron. Pursuant to the agreements, Citibank and Citigroup have agreed to submit plans to the OCC and the FED, respectively, regarding the handling of complex structured finance transactions. Also on July 28, 2003, Citigroup entered into a settlement agreement with the Manhattan District Attorney's Office to resolve its investigation into certain of Citigroup's transactions with Enron; pursuant to the settlement, Citigroup has agreed to pay $25.5 million and to abide by its agreements with the SEC, OCC and the FED.

     Also, in July 2003, an action was brought by purchasers in the secondary market of Enron bank debt against Citigroup, Citibank, CGM, and others, alleging claims for common law fraud, conspiracy, gross negligence, negligence and breach of fiduciary duty.

     On June 6, 2003, the complaint in a pre-existing putative class action pending in the United States District Court for the Southern District of Texas, brought by purchasers of publicly traded debt and equity securities of Dynegy Inc., was amended to add Citigroup, Citibank and CGM, as well as other banks, as defendants. The plaintiffs allege violations of the federal securities laws against the Citigroup defendants.

     Citigroup and CGM are involved in a number of lawsuits arising out of the underwriting of debt securities of WorldCom, Inc. These lawsuits include alleged class actions filed in July 2002 by alleged purchasers of WorldCom debt securities in the United States District Court for the Southern District of New York (Above Paradise Investments Ltd. V. Worldcom, Inc., et al.; Municipal Police Employees Retirement System Of Louisiana V. Worldcom, Inc., et al.), and in the United States District Court for the Southern District of Mississippi (Longacre Master Fund V. Worldcom, Inc., et al.). These alleged class action complaints assert violations of federal securities law, including Sections 11 and 12 of the Securities Act of 1933, and seek unspecified damages from the underwriters.

     On October 11, 2002, the Above Paradise and Municipal Police Employees lawsuits filed in the United States District Court for the Southern District of New York were superseded by the filing of a consolidated alleged class action complaint in the United States District Court for the Southern District of New York (In Re Worldcom, Inc. Securities Litigation). In the consolidated complaint, in addition to the claims of violations by the underwriters of the federal securities law, including Sections 11 and 12 of the Securities Act of 1933, the plaintiffs allege violations of Section 10(b) of the Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder, by CGM arising out of alleged conflicts of interest of CGM and certain of its principals. The plaintiffs continue to seek unspecified compensatory damages. On May 19, 2003, a motion to dismiss an amended complaint in the WorldCom, Inc. Securities Litigation was denied. In addition to the consolidated class action complaint, the Southern District of Mississippi class action has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

     In addition to the several alleged class actions that have been commenced, certain individual actions have been filed in various federal and state courts against Citigroup and CGM, along with other parties, concerning WorldCom debt securities including individual state court actions brought by approximately 18 pension funds and other institutional investors in connection with the underwriting of debt securities of WorldCom alleging violations of Section 11 of the Securities Act of 1933 and, in one case, violations of various state securities laws and common law fraud. Most of these actions have been removed to federal court and have been transferred to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions.

     An alleged class action on behalf of participants in WorldCom's 401(k) salary savings plan and those WorldCom benefit plans covered by ERISA alleging violations of ERISA and common law fraud, which was commenced in the United States District Court for the District of Columbia, also has been transferred by the Judicial Panel on MultiDistrict Litigation to the Southern District of New York for centralized pre-trial proceedings with other WorldCom-related actions. In December 2002, the claims against CGM and the other underwriters were dismissed without prejudice.

     On or about January 27, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the District of New Jersey (In Re AT&T Corporation Securities Litigation) sought permission to amend its complaint on behalf of purchasers of AT&T common stock asserting claims against, among others, AT&T Corporation, to add as named defendants Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with AT&T in connection with published investment research. By order dated March 27, 2003, the court denied plaintiff's leave to amend their complaint to add as defendants Citigroup, CGM and certain of their executive officers and current and former employees.

     On or about January 28, 2003, the lead plaintiff in a consolidated alleged class action in the United States District Court for the Southern District of New York (In Re Global Crossing, Ltd. Securities Litigation) filed a consolidated complaint on behalf of purchasers of the securities of Global Crossing and its subsidiaries, which names as defendants, among others, Citigroup, CGM and certain executive officers and current and former employees, asserting claims under federal securities laws for allegedly issuing research reports without a reasonable basis in fact and for allegedly failing to disclose conflicts of interest with Global Crossing in connection with published investment research.

     On July 6, 2003, an adversary proceeding was filed by the Official Committee of Unsecured Creditors on behalf of Adelphia against certain lenders and investment banks, including CGM, Citibank, N.A., Citicorp USA, Inc., and Citigroup Financial Products, Inc. (together, the Citigroup Parties). The Complaint alleges that the Citigroup Parties and numerous other defendants committed acts in violation of the Bank Company Holding Act and the common law. The complaint seeks equitable relief and an unspecified amount of compensatory and punitive damages.

     In addition, CGM is among the underwriters named in numerous civil actions brought to date by investors in Adelphia debt securities in connection with Adelphia securities offerings between September 1997 and October 2001. Three of the complaints also assert claims against Citigroup and Citibank, N.A. All of the complaints allege violations of federal securities laws, and certain of the complaints also allege violations of state securities laws and the common law. The complaints seek unspecified damages.

     CGMH and various subsidiaries have also been named as defendants in various matters incident to and typical of the businesses in which they are engaged. These include numerous civil actions, arbitration proceedings and other matters in which the CGMH's broker-dealer subsidiaries have been named, arising in the normal course of business out of activities as a broker and dealer in securities, as an underwriter of securities, as an investment banker or otherwise. In the opinion of CGMH's management, none of these actions is expected to have a material adverse effect on the consolidated financial condition of CGMH and its subsidiaries.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
     ---------------------------------------------------------------------------

(a) Market information. The Partnership has issued no stock. There is no public market for the Units.

(b) Holders. The number of holders of Units and Units of General Partner Interest as of June 30, 2003 and December 31, 2002 was 1,765 and 1,808, respectively.

(c) Distributions. The Partnership did not declare a distribution during the six months ended June 30, 2003 or during 2002.

(d) Securities authorized for issuance under equity compensation plans. Not applicable.

Item 10. Recent Sales of Unregistered Securities.

     (a) Securities sold. As of June 30, 2002, the initial private offering of Units resulted in aggregate proceeds to the Partnership of $94,925,000. Between July 1, 2002 and June 30, 2003, the Partnership sold additional limited partnership Units which resulted in aggregate proceeds to the Partnership of $52,428,000.

     (b) Underwriters and other purchasers. Units of Limited Partnership Interest were sold to persons and entities who are accredited investors as that term is defined in Rule 501(a) of Regulation D.

     (c) Consideration. The aggregate proceeds of securities sold during the period from May 31, 2002 (commencement of offering period) through June 30, 2003 was $147,713,000, of which $2,450,000 was from units of general partnership interest sold to the General Partner.

     Units have been sold monthly at Net Asset Value per Unit. No underwriting discounts or commissions are paid in connection with the Units.

     (d) Exemption from registration claimed. Exemption is claimed from registration under Securities Act Section 4(2) and Regulation D promulgated thereunder. The purchasers are accredited investors under Rule 501(a) of Regulation D.

     The minimum subscription for Units is $25,000. The General Partner may in its sole discretion accept subscriptions of less than $25,000. The minimum additional subscription for investors who are currently limited partners is $10,000.

     In accordance with Part 4 of the CFTC regulations, before making any investment in the Partnership, each investor is provided with a Disclosure Document, as supplemented, that contains information concerning the Partnership as prescribed in CFTC regulations.

(e)  Terms of conversion or exercise. Not applicable.

(f) Use of proceeds. Not applicable.

Item 11. Description of Registrant's Securities to be Registered.

     The Partnership is registering Units which are privately offered. Profits and losses of the Partnership are allocated among the partners on a monthly basis in proportion to their capital accounts (the initial balance of which is the amount paid for their Units). Distributions of profits will be made at the sole discretion of the General Partner.

     The Units may not be transferred without the written consent of the General Partner except in the cases of the death of an individual limited partner or the termination of an entity that is a limited partner as provided in the Limited Partnership Agreement. No transfer or assignment will be permitted unless the General Partner is satisfied that such transfer or assignment will not violate federal or state securities laws and will not jeopardize the Partnership's status as a partnership for federal income tax purposes. No substitution may be made unless the transferor delivers an instrument of substitution, the transferee adopts the terms of, and executes, the Limited Partnership Agreement, and the General Partner consents to such substitution (which consent may be withheld at its sole and absolute discretion). A transferee who becomes a substituted limited partner will be subject to all of the rights and liabilities of a limited partner of the Partnership. A transferee who does not become a substituted limited partner will be entitled to receive the share of the profits or the return of capital to which his transferor would otherwise be entitled, but will not be entitled to vote, to an accounting of Partnership transactions, to receive tax information, or to inspect the books and records of the

Partnership. Under the New York Revised Limited Partnership Act, an assigning limited partner remains liable to the Partnership for any amounts for which he may be liable under such law regardless of whether any assignee to whom he has assigned Units becomes a substituted limited partner.

     A limited partner may require the Partnership to redeem some or all of his Units at Net Asset Value per Unit as of the last day of any month (the "Redemption Date"), provided that the limited partner has held such Units for three full months. The right to redeem is contingent upon the Partnership's having property sufficient to discharge its liabilities on the Redemption Date and upon receipt by the General Partner of a written or oral request for redemption at least 10 business days prior to the Redemption Date. Because Net Asset Value fluctuates daily, limited partners will not know the Net Asset Value applicable to their redemption at the time a notice of redemption is submitted. Payment for a redeemed interest will be made within 10 business days following the Redemption Date by crediting a limited partner's CGM securities account with the proceeds of the redemption. There is no fee charged to limited partners in connection with redemptions. The General Partner reserves the right in its sole discretion to permit redemptions more frequently than monthly and to waive the 10-day notice period. The General Partner may also, at its sole discretion and upon 10 days' notice to a limited partner, require that any limited partner redeem its Units if such redemption is in the best interests of the Partnership.

                  Summary of the Limited Partnership Agreement

     The following is an explanation of all of the material terms and provisions of the Limited Partnership Agreement, a copy of which is attached as Exhibit 3.2 hereto and is incorporated herein by this reference. Each prospective investor should read the Limited Partnership Agreement thoroughly before investing. The following description is a summary only, is not intended to be complete, and is qualified in its entirety by the Limited Partnership Agreement itself.

Liability of Limited Partners

     The Partnership was formed under the laws of the State of New York on March 25, 2002. The General Partner has been advised by its counsel, Willkie Farr & Gallagher LLP, that except as required by the New York Revised Limited Partnership Act (the "New York Act") and as set forth in Paragraph 7(f) of the Limited Partnership Agreement, Units purchased and paid for pursuant to this offering will be fully paid and non-assessable, and a limited partner will not be liable for amounts in excess of his contributions to the Partnership and his share of Partnership assets and undistributed profits. The New York Act provides that a limited partner who knowingly receives a prohibited distribution is liable to the limited partnership for the amount of the distribution for a period of three years from the date of distribution. A limited partner who participates in the control of the Partnership's business may become liable as a general partner to persons who transact business with the Partnership reasonably believing, based upon the limited partner's conduct, that the limited partner is a general partner. The general partner will be liable for all obligations of the Partnership to the extent that assets of the Partnership are insufficient to discharge such obligations.

Special Limited Partner

     The Advisor is a Special Limited Partner of the Partnership. In partial consideration for its advisory services to the Partnership, it will receive a profit share allocation, in the form of Units, equal to 20% of the Partnership's New Trading Profits (as that term is defined in the Limited Partnership Agreement), if any, earned during a year.

Management of Partnership Affairs

     The limited partners will not participate in the management or control of the Partnership. Under the Limited Partnership Agreement, responsibility for managing the Partnership is vested solely in the General Partner. The General Partner may select one or more trading advisors to direct all trading for the Partnership and may cause the Partnership to invest substantially all of its assets in another fund managed by such advisor(s). Other responsibilities of the General Partner include, but are not limited to, the following: reviewing and monitoring the trading of the trading advisor(s); administering redemptions of Units; preparing monthly and annual reports to the limited partners; preparing and filing necessary reports with regulatory authorities; calculating the Net Asset Value; executing various documents on behalf of the Partnership and the limited partners pursuant to powers of attorney; and supervising the liquidation of the Partnership if an event causing dissolution of the Partnership occurs.

Sharing of Profits and Losses; Partnership Accounting

     Each partner will have a capital account, and its initial balance will be the amount he paid for his Units or, in the case of a contribution by the general partner, its capital contribution (which shall be treated as units of general partnership interest), and in the case of the advisor, its profit share allocation when allocated. Any increase or decrease in the Net Assets of the Partnership will be allocated among the partners on a monthly basis and will be added to or subtracted from the accounts of the partners in the ratio that each account bears to all accounts.

Additional Partners

     The General Partner has the sole discretion to determine whether to offer for sale additional Units and to admit additional limited partners. There is no limitation on the number of Units which may be outstanding at any time. All Units offered by the Partnership will be sold at the Partnership's then current Net Asset Value per Unit. The General Partner may make arrangements for the sale of additional Units in the future.

Dissolution of the Partnership

     The affairs of the Partnership will be wound up and the Partnership liquidated as soon as practicable upon the first to occur of the following: (i) December 31, 2022; (ii) receipt by the General Partner of an election to dissolve the Partnership by limited partners owning more than 50% of the Units;
(iii) assignment by the General Partner of all of its interest in the Partnership, withdrawal, removal, bankruptcy or any other event that causes the General Partner to cease to be a general partner under the New York Revised
Uniform Limited Partnership Act, unless the Partnership is continued as described in the Limited Partnership Agreement; (iv) a decline in Net Asset Value to less than $400 per Unit as of the end of any trading day; or (v) the occurrence of any event which shall make it unlawful for the existence of the Partnership to be continued. In addition, the General Partner may, in its sole discretion, cause the Partnership to dissolve if the Partnership's aggregate Net Assets decline to less than $1,000,000.

Removal or Admission of General Partner

     The General Partner may be removed and successor general partners may be admitted upon the vote of a majority of the outstanding Units.

Amendments; Meetings

     The Limited Partnership Agreement may be amended if approved in writing by the General Partner and limited partners owning more than 50% of the outstanding Units. In addition, the General Partner may amend the Limited Partnership Agreement without the consent of the limited partners in order to clarify any clerical inaccuracy or ambiguity or reconcile any inconsistency (including any inconsistency between the Limited Partnership Agreement and the offering memorandum); to delete or add any provision of or to the Limited Partnership Agreement required to be deleted or added by the staff of any federal or state agency; or to make any amendment to the Limited Partnership Agreement which the General Partner deems advisable (including but not limited to amendments necessary to effect the allocations proposed therein) provided that such amendment is not adverse to the limited partners, or is required by law.

     Any limited partner, upon written request addressed to the General Partner, may obtain from the General Partner a list of the names and addresses of record of all limited partners and the number of Units held by each for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Upon receipt of a written request, signed by limited partners owning at least 10% of the outstanding Units, that a meeting of the Partnership be called to consider any matter upon which limited partners may vote pursuant to the Limited Partnership Agreement, the General Partner, by written notice to each limited partner of record mailed within 15 days after such receipt, must call a meeting of the Partnership. Such meeting must be held at least 30 but not more than 60 days after the mailing of such notice and the notice must specify the date, a reasonable time and place, and the purpose of such meeting.

     At any such meeting, upon the approval by an affirmative vote of limited partners owning more than 50% of the Units, the following actions may be taken:
(i) the Limited Partnership Agreement may, with certain exceptions,  be amended;
(ii) the Partnership may be dissolved; (iii) the General Partner may be removed and a new general partner may be admitted; (iv) a new general partner or general partners may be admitted if the General Partner elects to withdraw from the Partnership; (v) any contracts with the General Partner or any of its affiliates or any trading advisor may be terminated without penalty on 60 days' notice; and
(vi) the sale of all assets of the Partnership may be approved. However, no such action may be taken unless the General Partner has been furnished with an opinion of counsel that the action to be taken will not adversely affect the status of the limited partners as limited partners under the New York Revised Limited Partnership Act and that the action is permitted under such law.

Reports to Limited Partners

     The Partnership's books and records are maintained at its principal office and the limited partners have the right at all times during reasonable business hours to have access to and copy the Partnership's books and records for a purpose reasonably related to such limited partner's interest as a limited partner in the Partnership. Within 30 days of the end of each month, the general partner will provide the limited partners with a financial report containing information relating to the Net Assets and Net Asset Value of a Unit as of the end of such month, as well as other information relating to the operations of the Partnership which is required to be reported to the limited partners by CFTC regulations. In addition, if any of the following events occur, notice thereof will be mailed to each limited partner within seven business days of such occurrence: a decrease in the Net Asset Value of a Unit to $400 or less as of the end of any trading day; any change in trading advisors; any change in commodity brokers; any change in the general partner; any material change in the Partnership's trading policies or any material change in an advisor's trading strategies. In addition, a certified annual report of financial condition will be distributed to the limited partners not more than 90 days after the close of the Partnership's fiscal year. Not more than 75 days after the close of the fiscal year and if required by the then applicable tax law, tax information necessary for the preparation of the limited partners' annual federal income tax returns will be distributed to the limited partners.

Income Tax Aspects

     The trading activities of the Partnership, in general, generate capital gain and loss and ordinary income. The Partnership pays no federal income tax; rather, limited partners are allocated their proportionate share of the taxable income or losses realized by the Partnership during the period of the Partnership's taxable year that Units were owned by them. Unrealized gains on "Section 1256 contracts" (as defined in the Code) held by the Partnership at the end of its taxable year must be included in income under the "mark-to-market" rule and will be allocated to partners in proportion to their respective capital accounts.

Item 12. Indemnification of Directors and Officers.

     Section 17 of the Limited Partnership Agreement (attached as Exhibit 3.2 hereto) provides for indemnification of the General Partner, its officers, directors, more than 10% stockholders, and persons who directly or indirectly control, are controlled by or under common control with the General Partner. The Registrant is not permitted to indemnify the General Partner or its affiliates for liabilities resulting from a violation of the Securities Act of 1933 or any State securities law in connection with the offer or sale of the Units.

     Section 6 of the Advisory Agreement (attached as Exhibit 10.1 hereto) provides for indemnification by the General Partner and the Partnership of the Advisor for any loss, liability, damage, cost, expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by it in connection with such action, suit, or proceeding if the Advisor acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Partnership and provided that its conduct did not constitute negligence, intentional misconduct, or a breach of its fiduciary obligations to the Partnership as a commodity trading advisor, unless and only to the extent that the court or administrative forum in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, the Advisor is fairly and reasonably entitled to indemnity for such expenses which such court or administrative forum shall deem proper; and further provided that no indemnification shall be available from the Partnership if such indemnification is prohibited by Section 17 of the Limited Partnership Agreement.

     Furthermore, under certain circumstances, the Advisor will indemnify, defend and hold harmless the General Partner, the Partnership and their affiliates against any loss, liability, damage, cost or expense (including, without limitation, attorneys' and accountants' fees), judgments and amounts paid in settlement actually and reasonably incurred by them (A) as a result of the material breach of any material representations and warranties made by the Advisor in the Advisory Agreement, or (B) as a result of any act or omission of the Advisor relating to the Partnership if there has been a final judicial or regulatory determination or, in the event of a settlement of any action or proceeding with the prior written consent of the Advisor, a written opinion of an arbitrator, to the effect that such acts or omissions violated the terms of the Advisory Agreement in any material respect or involved negligence, bad faith, recklessness or intentional misconduct on the part of the Advisor (except as otherwise provided in Section 1(g) of the Advisory Agreement).

Item 13. Financial Statements and Supplementary Data.

     (a) Financial Statements. The annual reports of the Partnership and the General Partner for 2002 were filed as Exhibits 99.1 and 99.2, respectively, to the Partnership's Amendment No. 1 to Form 10 filed on April 30, 2003, previously filed on August 12, 2003, and are incorporated herein by reference. The Partnership's unaudited financial statements through June 30, 2003 and the unaudited Statement of Financial Condition of the General Partner at June 30, 2003 follow.

                              Financial Statements

                   SALOMON SMITH BARNEY AAA ENERGY FUND L.P II
                        STATEMENTS OF FINANCIAL CONDITION
                                   (Unaudited)


                                                       June 30,     December 31,
                                                         2003           2002
                                                     ------------    -----------
Assets:
Investment in the Master, at fair value               $113,315,998   $130,402,024
Cash                                                        62,311         31,957
                                                      ------------   ------------
                                                      $113,378,309   $130,433,981
                                                      ============   ============

LIABILITIES AND PARTNERS' CAPITAL:

Liabilities:
Accrued expenses:
Management fees                                       $    186,250   $    221,483
Administrative fees                                         46,562         55,371
Due to SSB                                                  11,855         40,426
Other                                                       66,122         42,993
Redemptions payable                                        213,122      3,228,426
                                                      ------------   ------------
                                                           523,911      3,588,699
                                                      ------------   ------------

Partners' Capital:
General Partner, 2,476.2826 Unit equivalents
outstanding in 2003 and 2002                             2,092,434      2,671,067
Limited Partners, 131,081.2187 and 115,117.8344
Redeemable Units of Limited Partnership
Interest outstanding in 2003 and 2002, respectively    110,761,964    124,174,215
                                                      ------------   ------------
                                                       112,854,398    126,845,282
                                                      ------------   ------------
                                                      $113,378,309   $130,433,981
                                                      ============   ============

See Accompanying Notes to Unaudited Financial Statements.

                           SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                      STATEMENTS OF INCOME AND EXPENSES AND PARTNERS' CAPITAL
                                            (UNAUDITED)


                                                           THREE MONTHS ENDED  SIX MONTHS ENDED
                                                                JUNE 30,          JUNE 30,
                                                           --------------------------------
                                                                   2003            2003
                                                           --------------------------------

Income:
  Realized gains (losses) on closed positions from Master   $  20,482,216    $ (38,472,726)
  Change in unrealized gains (losses) on open
   positions from Master                                       (1,838,130)      11,343,372
  Income allocated from Master                                      6,107           23,420
  Expenses allocated from Master                               (1,312,684)      (4,176,750)
                                                            -------------    -------------
                                                               17,337,509      (31,282,684)
  Interest income received from Master                            225,844          553,820
                                                            -------------    -------------
                                                               17,563,353      (30,728,864)
                                                            -------------    -------------
Expenses:
  Management fees                                                 543,984        1,121,128
  Administratrive fees                                            135,995          280,280
  Other expenses                                                   11,808           23,912
                                                            -------------    -------------
                                                                  691,787        1,425,320
                                                            -------------    -------------
  Net income (loss)                                            16,871,566      (32,154,184)

Additions                                                          50,000       22,491,000
Redemptions                                                    (1,400,058)      (4,327,700)
                                                            -------------    -------------

  Net increase (decrease) in Partners' capital                 15,521,508      (13,990,884)
Partners' capital, beginning of period                         97,332,890      126,845,282
                                                            -------------    -------------
Partners' capital, end of period
                                                            $ 112,854,398    $ 112,854,398
                                                            -------------    -------------
Net asset value per Redeemable Unit
 (133,557.5013 Units outstanding
  at June 30, 2003)                                         $      844.99    $      844.99
                                                            -------------    -------------

Net income (loss) per Redeemable Unit of Limited
 Partnership Interest and General Partner
 Unit equivalent                                            $      127.27    $     (233.67)
                                                            -------------    -------------

Redemption  Net asset value per Redeemable                  $      845.00    $      845.00
                                                            -------------    -------------

                 SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)

1. General:

     Salomon Smith Barney AAA Energy Fund L.P. II (the "Partnership") is a limited partnership organized on March 25, 2002 under the partnership laws of the State of New York to engage directly or indirectly in the speculative trading of a diversified portfolio of commodity interest, including commodity options and commodity futures contracts on United States exchanges and certain foreign exchanges. The Partnership may trade commodity futures and options contracts of any kind but intends initially to trade solely energy and energy related products. In addition, the Partnership may enter into swap contracts on energy related products. The commodity interests that are traded by the Partnership are volatile and involve a high degree of market risk. The Partnership commenced trading on July 1, 2002.

     Effective July 1, 2002, the Partnership transferred substantially all of its assets in exchange for 64,945.0387 Units of the SB AAA Master Fund LLC, a New York limited liability company (the "Master") as a tax-free transfer to the Master. The Master was formed in order to permit commodity pools managed now or in the future by AAA Capital Management, Inc. (the "Advisor") using the Energy with swaps Program, the Advisor's proprietary trading program, to invest together in one trading vehicle. In addition, the Advisor is a Special Limited Partner of the Partnership, an employee of CGM and a related party. Citigroup Managed Futures LLC, formerly Smith Barney Futures Management LLC, acts as the General Partner (the "General Partner") of the Partnership and the managing member of the Master. The Partnership is a non-managing member of the Master and the Advisor is a special limited partner. Expenses to investors as a result of investment in the Master are approximately the same and redemption rights are not affected.

     As of June 30, 2003, the Partnership owns approximately 40.3% of the Master. It is the Partnership's intention to continue to invest substantially all of its assets in the Master. The performance of the Partnership is directly affected by the performance of the Master. The Master's Statement of Financial Condition, Statement of Income and Expenses and Members' Capital and Condensed Schedule of Investments are included herein.

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

     On April 7, 2003, Smith Barney Futures Management LLC changed its name to Citigroup Managed Futures LLC. The Master's commodity broker is Citigroup Global Markets Inc. ("CGM"), formerly Salomon Smith Barney Inc. CGM is an affiliate of the General Partner. The General Partner is wholly owned by Citigroup Global Markets Holdings Inc. ("CGMHI"), formerly Smith Barney Holdings Inc., which is the sole owner of CGM. CGMHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup").

     The accompanying financial statements are unaudited but, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Partnership's financial condition at June 30, 2003 and December 31, 2002 and the results of its operations for the three and six months ended June 30, 2003. These financial statements present the results of interim periods and do not include all disclosures normally provided in annual financial statements. You should read these financial statements together with the financial statements and notes included in the Partnership's annual report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002.
     Due to the nature of commodity trading, the results of operations for the interim periods presented should not be considered indicative of the results that may be expected for the entire year.

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

     The  Master's  Statement  of  Financial  Condition  as of June 30, 2003 and
December 31, 2002, Condensed Schedule of Investments as of June 30, 2003 and December 31, 2002 and its Statement of Income and Expenses and Members' Capital for the three and six months ended June 30, 2003 are presented below:

                             SB AAA Master Fund LLC
                        Statements of Financial Condition
                                   (Unaudited)

                                         June 30,       December 31,
                                           2003            2002
                                   --------------    ---------------
Assets:
Equity in commodity futures
trading account:
Cash (restricted $29,376,137 and
$53,522,255, respectively)           $ 248,398,785    $ 330,218,077
Net unrealized (depreciation)
appreciation on open
positions                               (1,326,343)       9,188,483
Net unrealized appreciation on
open swaps positions                    54,071,680       38,011,771
Commodity options owned, at fair
value (cost $51,569,345 and
$63,879,907, respectively)              51,721,581       83,252,102
                                     -------------    -------------
                                       352,865,703      460,670,433
Due from brokers                         4,868,813       12,595,792
Interest receivable                          4,884            6,712
                                     -------------    -------------
                                     $ 357,739,400    $ 473,272,937
                                     =============    =============
Liabilities and Members' Capital:
Liabilities:
Unrealized depreciation on open
swap positions                       $  27,904,312    $  48,470,222
Commodity options written, at
market value (premium $54,214,943
and $59,666,185, respectively)          42,109,870       67,724,777
Accrued Expenses:
Commissions                              2,921,263        5,210,167
Professional fees                           38,606           20,117
Due to brokers                           3,413,212        1,541,223
Due to CMG                                  22,978           22,978
                                     -------------    -------------
                                        76,410,241      122,989,484

Members' Capital:
Members' Capital, 219,606.2204
and 216,158.4103 Units outstanding
in 2003 and 2002, respectively         281,329,159      350,283,453
                                     -------------    -------------

                                      $357,739,400     $473,272,937
                                      =============    =============

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          Notes to Financial Statemenst
                                  June 30, 2003
                                   (Unaudited)

                             SB AAA Master Fund LLC
                        Condensed Schedule of Investments
                                  June 30, 2003
                                   (Unaudited)

               Number of
Sector         Contracts          Contract                                      Fair Value
---------        -------------------------------------------------           --------------

Energy                 Futures contracts purchased (6.20)%
                 6,647 NYMEX Natural Gas (8.87)% Aug. 03 - Aug. 04           $ (24,951,033)
                       Other 2.67%                                               7,498,210
                                                                             --------------
                                                                               (17,452,823)

                       Futures contracts sold 5.73%
                       NYMEX Natural Gas 7.93% Feb. 03 - Feb. 04                22,318,016
                       Other (2.20)%                                            (6,191,536)
                                                                             --------------
                                                                                16,126,480

                       Options owned 18.38%
                       NYMEX Natural Gas Call 1.01% Aug. 03 - Nov  03            2,847,090
                 4,007 NYMEX Natural Gas Put 9.41%  Aug 03 - Oct 04             26,455,640
                       NYMEX Light Sweet Crude Call 5.65% Aug 03 - Feb. 04      15,907,340
                       NYMEX Light Sweet Crude Put 1.62% Aug 03 - Feb 04         4,560,880
                       Other 0.69%                                               1,950,631
                                                                             --------------
                                                                                51,721,581


                       Options written (14.97)%
                10,337 NYMEX Natural Gas Call (10.36)% Aug 03 - Dec 04         (29,149,370)
                       NYMEX Light Sweet Crude Call (2.20)% Aug 03 - Sept. 03   (6,181,590)
                       Other (2.41)%                                            (6,778,910)
                                                                             --------------
                                                                               (42,109,870)


                       Unrealized appreciation on Swaps contracts 19.22%
                       NYMEX Natural Gas 14.16%                                 39,828,441
                       Other 5.06%                                              14,243,239
                                                                             --------------
                                                                                54,071,680

                       Unrealized depreciation on Swaps contracts  (9.91)%
                       NYMEX Natural Gas (5.51)%                               (15,499,882)
                       Other (4.40)%                                           (12,404,430)
                                                                               -----------
                                                                               (27,904,312)

    Total Energy 12.25%                                                         34,452,736
                                                                              ------------

Total Fair Value 12.25%                                                       $ 34,452,736
                                                                             =============

                                Investment at               % of Investment at
      Country Composition        Fair Value                   Fair Value
      -------------------      -------------             ---------------------

      United Kingdom           $ (2,588,104)                    (7.51)%
      United States              37,040,840                    107.51
                               ------------                    ------
                               $ 34,452,736                    100.00 %
                                ===========                    ======


Percentages are based on Members' Capital unless otherwise indicated

                  Salomon Smith Barney AAA Energy Fund L.P. II
                         Notes to Financial Statements
                                 June 30, 2003
                                  (Unaudited)

                             SB AAA Master Fund LLC
                        Condensed Schedule of Investments
                                December 31, 2002

                                 Number of                       Contract                                         Fair Value
Sector                           Contracts
Energy                                            Futures contracts purchased 17.92%
                                     6,228        IPE Gas Oil 5.45% Jan. - Feb. 2003                               $19,089,003
                                                  Other 12.47%                                                      43,677,214
                                                                                                                    ------------
                                                                                                                    62,766,217

                                                  Futures contracts sold (15.30)%
                                    13,454        NYMEX Light Sweet Crude Oil (7.22)% Feb. 03 - June 04            (25,271,391)
                                     7,578        NYMEX Natural Gas (6.05)% Feb. 03 - Feb. 04                      (21,203,640)
                                                  Other (2.03)%                                                     (7,102,703)
                                                                                                                   ------------
                                                                                                                   (53,577,734)

                                                  Options owned 23.77%
                                     7,293        NYMEX Natural Gas Call 10.40% Feb. 03 - June 03                   36,430,400
                                     5,325        NYMEX Natural Gas Put 5.37% Feb. 03 - June 03                     18,812,110
                                                  Other 8.00%                                                       28,009,592
                                                                                                                    ------------
                                                                                                                    83,252,102

                                                  Options written (19.33)%
                                    12,086        NYMEX Light Sweet Crude Call (6.90)% Feb. 03 - June 03           (24,193,640)
                                                  Other (12.43)%                                                   (43,531,137)
                                                                                                                   ------------
                                                                                                                   (67,724,777)

                                                  Unrealized appreciation on Swaps contracts 10.85%
                                     3,354        NYMEX Natural Gas 5.46%                                           19,130,237
                                                  Other 5.39%                                                       18,881,534
                                                                                                                    ------------
                                                                                                                    38,011,771

                                                  Unrealized depreciation on Swaps contracts (13.84)%
                                     1,809        NYMEX Natural Gas (5.17)%                                        (18,107,814)
                                                  Other (8.67)%                                                    (30,362,408)
                                                                                                                    ------------
                                                                                                                   (48,470,222)
                                                                                                                    ------------
    Total Energy 4.07%                                                                                              14,257,357
                                                                                                                    ------------
Total Fair Value 4.07%                                                                                             $14,257,357
                                                                                                                    ==========
                              Investments at   % of Investments at
   Country Composition         Fair Value         Fair Value
   --------------------        -----------      ---------------

   United Kingdom              $25,728,485         180.46%
   United States               (11,471,128)        (80.46)
                              ------------         ------
                               $14,257,357         100.00%
                              ------------         ------

Percentages are based on Members' Capital unless otherwise indicated.

See accompanying notes to financial statements.

                       SALOMON SMITH AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (UNAUDITED)

                             SB AAA MASTER FUND LLC
             STATEMENTS OF INCOME AND EXPENSES AND MEMBERS' CAPITAL
                                   (UNAUDITED)


                                                                THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                                    JUNE 30,                               JUNE 30,
                                                            ------------------------------     --------------------------------
                                                                2003              2002               2003             2002
                                                            ------------------------------     --------------------------------
Income:
  Net gains on trading of commodity
   interests:
  Realized gains (losses) on closed positions              $ 51,205,109       $ 36,634,699     $ (92,568,712)     $ 42,816,561
  Change in unrealized gains (losses) on open
   positions                                                 (4,955,814)       (10,702,971)       27,054,699        12,746,971
                                                          --------------     --------------    --------------   ---------------

                                                             46,249,295         25,931,728       (65,514,013)       55,563,532
  Interest income                                               721,637            767,154         1,686,957         1,373,622
                                                          --------------     --------------    --------------   ---------------

                                                             46,970,932         26,698,882       (63,827,056)       56,937,154
                                                          --------------     --------------    --------------   ---------------

Expenses:
  Brokerage commissions including clearing fees
  of $398,062, $606,653, $1,434,608 and
  $1,098,861, respectively                                    3,289,199          4,277,310         9,786,358         7,521,526
  Professional fees                                               9,297              9,092            18,491            18,286
                                                          --------------     --------------    --------------   ---------------

                                                              3,298,496          4,286,402         9,804,849         7,539,812
                                                          --------------     --------------    --------------   ---------------

  Net income  (loss)                                         43,672,436         22,412,480       (73,631,905)       49,397,342

   Additions                                                 12,193,128          2,396,264        45,179,314        11,162,417
   Redemptions                                              (17,378,056)        (2,840,699)      (38,872,082)      (12,507,686)
   Distribution                                                (706,482)          (752,121)       (1,629,621)       (1,350,167)
                                                          --------------     --------------    --------------   ---------------

  Net increase (decrease) in Members Interest                37,781,026         21,215,924       (68,954,294)       46,701,906

Members capital, beginning of period                        243,548,133        177,700,705       350,283,453       152,214,723
                                                          --------------     --------------    --------------   ---------------

Members capital, end of period                            $ 281,329,159      $ 198,916,629     $ 281,329,159     $ 198,916,629
                                                          --------------     --------------    --------------   ---------------

Net asset value per Unit
  in (219,606.2204 and 136,093.2122 Units outstanding
    June 30, 2003 and 2002, respectively)                    $ 1,281.06         $ 1,461.62        $ 1,281.06        $ 1,461.62
                                                          -------------     --------------    --------------   ---------------
Net income (loss) per Unit of Member Interest                  $ 197.61           $ 163.99         $ (332.01)         $ 362.30
                                                          -------------     --------------    --------------   ---------------

                 SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)

2.     Financial Highlights:

         Changes in net asset value per Redeemable Unit for the three and six months ended June 30, 2003 were as follows:

                                          THREE-MONTHS ENDED      SIX MONTHS ENDED
                                                JUNE 30,              JUNE 30,
                                                 2003                   2003
                                            ------------             -----------

Net realized and unrealized gains
 (losses) *                                  $ 129.30               $  (229.22)
Interest income                                  1.73                    4.28
Expenses**                                      (5.19)                  (10.63)
                                             ---------              -----------

Increase (decrease) increase for period        125.84                  (235.57)
Net Asset Value per Redeemable Unit,
 beginning of period                           717.72                 1,078.66
Offering cost adjustment                         1.43                     1.90
                                             ---------                ---------
Net Asset Value per Redeemable Unit,
 end of period                               $ 844.99                 $ 844.99
                                             =========                =========

Redemption/subscription value per
 Unit versus net asset value per Unit            0.01                     0.01
                                             ---------                ---------

Redemption/subscription Net Asset
 Value Per Redeemable Unit ***               $ 845.00                 $ 845.00
                                             =========                =========

*  Includes brokerage commissions
** Excludes brokerage commissions and includes allocations to special limited partner.
***For the purpose of a redemption/subscription, any remaining accrued liability for reimbursement of offering costs will not reduce redemption/subscription net asset value per redeemable unit.

Ratio to average net assets: ****
   Net investment loss before incentive
    fee allocation *****                         (6.7)%               (8.9)%
                                                =======              =======

   Operation expenses                            7.6%                  9.9%
   Incentive fee allocation                      0.0%                  0.0%
                                               -------               ------
   Total expenses                                7.6%                  9.9%
                                               =======               =======

Total return:
   Total return before incentive
    fee allocation                              17.5%                (21.8)%
   Incentive fee allocation                      0.0%                  0.0%
                                               -------               ------
   Total return after incentive fee
    allocation                                  17.5%                (21.8)%
                                               =======               ======

***  Annualized
**** Interest income less total expenses (exclusive of incentive fee allocation)

                   SALOMON SMITH BARNEY AAA ENERGY FUND L.P.II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)


Financial Highlights from the Master:

         Changes in net asset value per Unit for the three and six months ended June 30, 2003 and 2002 were as follows:


                                        THREE-MONTHS ENDED           SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003           2002
                                       ----------     ----------    --------     ---------


Net realized and unrealized
  gains(losses)                        $ 194.36       $  158.42     $ (339.61)   $ 352.34
Interest income                            3.29            5.64          7.68       10.09
Expenses                                  (0.04)          (0.07)        (0.08)      (0.13)
                                      ----------      ----------    ----------  ----------

Increase(decrease) for period            197.61          163.99       (332.01)     362.30

Distributions                             (3.22)          (5.53)        (7.42)      (9.92)

Net Asset Value per Unit,
 beginning of period                   1,086.67        1,303.16      1,620.49    1,109.24
                                      ----------      ----------    ----------  ---------

Net Asset Value per Unit,
 end of period                        $1,281.06       $1,461.62     $1,281.06   $1,461.62
                                      ==========      ==========    ==========  =========

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)



Financial Highlights of the Master:




                                        THREE-MONTHS ENDED          SIX-MONTHS ENDED
                                              JUNE 30,                  JUNE 30,
                                       -------------------------    ----------------------
                                          2003           2002         2003        2002
                                       ----------     ----------    --------   ---------

Ratio to average net assets: *

  Net investment loss **               (3.4)%          (4.0)%         (5.4)%     (3.5)%

  Operating expenses                    4.4%            4.9%           6.5%       4.3%



Total return                           18.2%           12.6%         (20.5)%     32.7%

*     Annualized
**       Interest income less total expenses

The above ratios may vary for individual investors based on the timing of capital transactions during the period.

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)


3. Offering Costs:

     Offering costs of approximately $50,000 relating to the issuance of the Partnership's Units offered were initially paid by CGM. These costs are being reimbursed to CGM by the Partnership over the first (together with interest at the prime rate quoted by JPMorgan Chase & Co.).

     For the six and twelve months ended June 30, 2003 and December 31, 2002, $28,571 and $9,574, respectively, of these costs have been reimbursed to CGM by the Partnership. In addition, the Partnership has recorded interest expense of $663 and $1,076, respectively, for the six and twelve months ended June 30, 2003 and December 31, 2002 which is included in other expenses.

4. Trading Activities:

     The Partnership was formed for the purpose of trading contracts in a variety of commodity interests, including derivative financial instruments and derivative commodity instruments. The Partnership invests the majority of its assets through a "master fund/feeder fund" structure. The results of the Partnership's investment in the Master are shown in the Statement of Income and Expenses and Partners' Capital and are discussed herein Item 2, Management's Discussion and Analysis of Financial Condition and Results of Operations.

     The respective Customer Agreement between the Partnership and CGM and the Master and CGM give the Partnership and the Master, respectively, the legal right to net unrealized gains and losses.

     All of the commodity interests owned by the Master are held for trading purposes. The average fair value during the six months and twelve months ended June 30, 2003 and December 31, 2002, respectively, based on a monthly calculation, was $52,914,855 and $13,217,805, respectively. The fair value of these commodity interests, including options and swaps thereon, if applicable, at June 30,2003 and December 31, 2002 was $34,452,736 and $14,257,357,
respectively. Fair values for exchange traded commodity futures and options are based on quoted market prices for those futures and options. Fair values for all

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

other financial instruments for which market quotations are not readily available are based on calculations approved by the General Partner.

5. Financial Instrument Risk:

     In the normal course of its business, the Partnership, through its investment in the Master, is party to financial instruments with off-balance sheet risk, including derivative financial instruments and derivative commodity instruments. These financial instruments may include forwards, futures, options and swaps, whose values are based upon an underlying asset, index, or reference rate, and generally represent future commitments to exchange currencies or cash flows, to purchase or sell other financial instruments at specific terms at specified future dates, or, in the case of derivative commodity instruments, to have a reasonable possibility to be settled in cash, through physical delivery or with another financial instrument. These instruments may be traded on an exchange or over-the-counter ("OTC"). Exchange traded instruments are standardized and include futures and certain option contracts. OTC contracts are negotiated between contracting parties and include forwards and certain options. Each of these instruments is subject to various risks similar to those related to the underlying financial instruments including market and credit risk. In general, the risks associated with OTC contracts are greater than those associated with exchange traded instruments because of the greater risk of default by the counterparty to an OTC contract.

     Market risk is the potential for changes in the value of the financial instruments traded by the Master due to market changes, including interest and foreign exchange rate movements and fluctuations in commodity or security prices. Market risk is directly impacted by the volatility and liquidity in the markets in which the related underlying assets are traded.

     Credit risk is the possibility that a loss may occur due to the failure of a counterparty to perform according to the terms of a contract. Credit risk with respect to exchange traded instruments is reduced to the extent that an exchange or clearing organization acts as a counterparty to the transactions. The

                  SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
                          NOTES TO FINANCIAL STATEMENTS
                                  June 30, 2003
                                   (Unaudited)
                                   (Continued)

Partnership's/Master's risk of loss in the event of counterparty default is typically limited to the amounts recognized in the statement of financial condition and not represented by the contract or notional amounts of the instruments. The Partnership, through its investment in the Master, has concentration risk because the sole counterparty or broker with respect to the Master's assets is CGM.

     The General Partner monitors and controls the Partnership's/Master's risk exposure on a daily basis through financial, credit and risk management monitoring systems, and accordingly believes that it has effective procedures for evaluating and limiting the credit and market risks to which the Partnership/Master is subject. These monitoring systems allow the General Partner to statistically analyze actual trading results with risk adjusted performance indicators and correlation statistics. In addition, on-line monitoring systems provide account analysis of futures, forwards and options positions by sector, margin requirements, gain and loss transactions and collateral positions.

     The majority of these instruments mature within one year of June 30, 2003. However, due to the nature of the Partnership's/Master's business, these instruments may not be held to maturity.

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                        STATEMENT OF FINANCIAL CONDITION

                                  JUNE 30, 2003

                          Citigroup Managed Futures LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                        Statement of Financial Condition
                                  June 30, 2003
                                   (Unaudited)

Assets
Investments in affiliated limited partnerships    $ 17,170,004
Receivable from affiliated limited partnerships      7,103,805
Receivable from affiliates, net                      1,688,150
                                                  ------------
         Total assets                             $ 25,961,959
                                                  ============

Liabilities and Member's Capital
Accounts payable and accrued liabilities          $    425,748
Taxes payable                                                0
                                                  ------------
         Total liabilities                             425,748
                                                  ------------

Member's capital                                    83,536,211
Less: Note receivable from member                  (58,000,000)
                                                  ------------
         Total member's capital                     25,536,211
                                                  ------------
         Total liabilities and member's capital   $ 25,961,959
                                                  ============


     The accompanying notes are an integral part of this statement of financial condition.

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

                    NOTES TO STATEMENT OF FINANCIAL CONDITION
                                   (Unaudited)

Note  1.  Organization

Citigroup Managed Futures LLC (the "Company" or "CMF") is a wholly owned subsidiary of Citigroup Global Markets Holdings Inc. ("CGMHI"). CGMHI is a wholly owned subsidiary of Citigroup Inc. ("Citigroup"). The Company was organized and is authorized to act as a general partner for the management of investment funds and is registered as a commodity pool operator with the Commodity Futures Trading Commission.

At June 30, 2003, the Company is the general partner for 18 domestic Limited Partnerships with total assets of $1,250,448,525, total liabilities of $38,404,998 and total partners' capital of $1,212,043,527. The Company has a general partner's liability, which is unlimited (except to the extent it may be limited by the limited partnership agreement) with respect to these Limited Partnerships.

The Limited Partnerships are organized to engage in the speculative trading of commodity futures contracts and other commodity interests. The Company's responsibilities as the general partner to these Limited Partnerships are described in the various limited partnership agreements. The Company generally maintains an equity investment of 1% in the majority of Limited Partnerships.

The Company is also the trading manager for three offshore funds. As trading manager to these offshore funds, the Company will select trading advisors who in the trading manager's opinion, have demonstrated a high degree of skill in trading commodity interest contracts to manage the assets of the funds. For these services, the Company receives management fees. The Company does not have an equity investment in these offshore funds.

Note 2.  Significant Accounting Policies

     The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Estimates may vary from actual results.

     Investments in Limited Partnerships are valued at the Company's proportionate share of the net asset values as reported by the Limited Partnerships and approximate fair value. The Limited Partnerships value positions at the closing market quotations and through other fair valuation procedures on the last business day of the year.

Under the terms of each of the limited partnership agreements for which CMF is a general partner,

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

             NOTES TO STATEMENT OF FINANCIAL CONDITION - (Continued)

the Company is solely responsible for managing the partnership. Other responsibilities are disclosed in each limited partnership agreement. The Company normally makes a capital contribution to each such Limited Partnership. The Limited Partnership agreements generally require the general partner to maintain a cash investment in the Limited Partnerships equal to the greater of
(i) an amount which will entitle the general partner to an interest of 1% in each material item of partnership income, gain, loss, deduction or credit or
(ii) the greater of (a) 1% of the aggregate capital contributions of all partners or (b) a minimum of $25,000. While CMF is the general partner thereof, the Company may not reduce its percentage interest in such Limited Partnerships to less than such required level, as defined in each limited partnership agreement.

     Consistent with the limited partnership agreements, the Company received an opinion of counsel that it may maintain its net worth, as defined in the limited partnership agreements (excluding its investment in each such Limited Partnership), at an amount not less than 5% of the total contributions to the Limited Partnerships by all partners. CGMHI will contribute such amounts of additional capital to the Company, all or part of which may be contributed by a note (see Note 3), so that the Company may maintain its net worth requirement. This requirement was met throughout the six months ended June 30, 2003.

     Receivable from Limited Partnerships pertain to commissions, management fees and other receivables for services rendered as well as amounts receivable as a result of the Company paying organization, offering and other costs on behalf of the Limited Partnerships. Costs pertaining to organization and offering are reimbursed by the Limited Partnerships to the Company over a period varying from eighteen to forty-eight months or as interest income is earned by a Limited Partnership in accordance with the Limited Partnership's prospectus. The offering costs reimbursable at June 30, 2003 were $323,191. Repayment of these costs is not contingent upon the operating results of the Limited Partnerships. In addition, as general partner, the Company earns monthly management fees and commissions from the Limited Partnerships as defined by the limited partnership agreements. Management fees, commissions, and other receivables at June 30, 2003 were $128,914, $4,832,596 and $1,819,104, respectively.

Note 3. Note Receivable from CGMHI

     The note receivable consists of a $58,000,000 demand note dated June 22, 1994, which is non-interest bearing and is included in member's capital as of June 30, 2003. The demand note was issued to the Company by CGMHI.

Note 4. Related Party Transactions

     Substantially all transactions of the Company, including the allocation of certain income and expenses, are transacted with CGMHI, limited partnerships of which it is the general partner, and

                          CITIGROUP MANAGED FUTURES LLC
      (A Wholly Owned Subsidiary of Citigroup Global Markets Holdings Inc.)

             NOTES TO STATEMENT OF FINANCIAL CONDITION - (Continued)


other affiliates. Receivable from affiliates on the Company's statement of financial condition represents amounts due from Salomon Smith Barney Inc., an indirect wholly owned subsidiary of CGMHI, for interest income, commissions, and other receivables.

     As the Company is a member of a group of affiliated companies, it is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5.  Income Taxes

For tax purposes, the Company has elected, pursuant to IRS regulations, to be considered a pass-through entity whose income tax liabilities will be borne by its Parent. Under a tax sharing agreement with its Parent, the Company provides income tax expense, for financial reporting purposes, at an effective rate based on its expected share of Citigroup's consolidated provision for income tax expense.

Note 6.  Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan with Citigroup which covers substantially all U.S. employees.

     The Company, through Citigroup, has a defined contribution employee savings plan covering substantially all U.S. employees. In addition, the Company has various incentive plans under which stock of Citigroup is purchased for subsequent distribution to employees, subject to vesting requirements.

Note 7.  Member's Capital

     For the six months ended June 30, 2003, the Company has not declared or paid any dividends. Other than net income, there were no other changes to member's capital.

(b) Selected quarterly financial data. Selected unaudited quarterly financial data for the six months ended June 30, 2003 and for the period from July 1, 2002 to December 31, 2002 follow.

                          For the period from     For the period from   For the period from  For the period from
                             April 1, 2003 to       January 1, 2003        October 1, 2002      July 1, 2002
                             June 30, 2003         to March 31, 2003    to December 31, 2002 (commencement of operations)
                                                                                               to September 30, 2002

Net realized and unrealized
trading gains (losses)
net of brokerage commissions
and clearing fees including
interest income                ($30,728,864)          ($48,292,217)       $  8,757,066          $  4,719,954
Net Income (loss)              ($32,154,184)          ($49,025,750)       $  6,421,745          $  3,283,578
Increase (decrease) in
Net Asset Value per Unit       ($    233.67)          ($    358.94)       $      54.41          $      24.25


(c) Information about gas producing activities. The Partnership is not engaged in oil and gas producing activities.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

     Since  March  25,  2002,  the  date  the  Partnership  was  organized,   no
independent accountant who was engaged as the principal accountant to audit the Partnership's financial statements has resigned or was dismissed.

Item 15. Financial Statements and Exhibits.

(a) Financial Statements.

The following financial statements have been filed as part of this registration statement or incorporated by reference to the Partnership's Amendment No.1 to the Form 10 filed on April 30, 2003, previousley filed on August 12, 2003:

Statements  of  Financial   Condition  of  the  Partnership  at  June  30,  2003
(unaudited) and December 31, 2002

Statements of Income and Expenses for the three and six months ended June 30, 2003 (unaudited) and for the period from July 1, 2002 (commencement of trading) to December 31, 2002

Statements of Partners' Capital for the three and six months ended June 30, 2003 (unaudited) and for the period from March 25, 2002 (date Partnership was organized) to December 31, 2002

Notes to Financial Statements including the Financial Statements of SB AAA Master Fund LLC

Statement of Financial Condition of the General Partner at June 30, 2003 (unaudited) and December 31, 2002.

(b) Exhibits.


*Exhibit 3.1- Certificate of Limited Partnership

*Exhibit 3.2- Limited Partnership Agreement

*Exhibit 10.1- Advisory Agreement among the Partnership, the General Partner and
              AAA Capital Management, Inc.

**Exhibit 10.1(a)-  Letter from the General  Partner to AAA Capital  Management,
              Inc. extending the Advisory Agreement for 2003

*Exhibit 10.2- Customer Agreement between the Partnership,  Salomon Smith Barney
              Inc. (the predecessor to CGM) and the Master Fund

*Exhibit 10.3-  Customer  Agreement  between the Master  Fund and Salomon  Smith
              Barney Inc. (the predecessor to CGM)

*Exhibit 10.4-  Agency  Agreement  between the  Partnership,  Citigroup  Managed
              Futures LLC and Salomon Smith Barney Inc. (the predecessor to CGM)

*Exhibit 10.5- Form of Subscription Agreement

**Exhibit 99.1- Annual Report of the Partnership

**Exhibit 99.2- Annual Report of the General Partner

Exhibit 99.3- Independent Accountants' Consent



* Incorporated by reference to the Partnership's Form 10 previously filed on April 30, 2003.

** Incorporated by reference to the Partnership's Amendment No. 1 to Form 10 filed on April 30, 2003, previously filed on August 12, 2003.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SALOMON SMITH BARNEY AAA ENERGY FUND L.P. II
(Registrant)


Date:  November 5, 2003


By:  Citigroup Managed Futures LLC
                  (General Partner)


By:  /s/ Daniel R. McAuliffe, Jr.
         Daniel R. McAuliffe, Jr.,
         Chief Financial Officer